Execution Copy

ASSET PURCHASE AGREEMENT

B E T W E E N

GEORGE KELK CORPORATION,

ENDEVOR CORPORATION,

PETER KELK

- and -

VISHAY PRECISION GROUP CANADA ULC

- and -

VISHAY PRECISION GROUP, INC.

Dated the 18th day of December, 2012

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Headings	10
1.3	Number	10
1.4	Accounting Principles	10
1.5	Schedules	11
1.6	Currency	11
1.7	Reference to Statutes	11
1.8	Knowledge	11
1.1	Including	12
1.2	Ordinary Course	12

ARTICLE 2 PURCHASE AND SALE		12
2.1	Assets to be Purchased and Sold	12
2.2	Excluded Assets	14
2.3	Non-Assignable Contracts	15

ARTICLE 3 PURCHASE PRICE		16
3.1	Purchase Price	16
3.2	Allocation of Purchase Price	16
3.3	Payment of the Purchase Price	16
3.4	Transfer Taxes	17
3.5	Assumption of Liabilities	18
3.6	Adjustment to the Purchase Price	19
3.7	Holdback Amount	22

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE VENDOR, ENDEVOR AND PETER KELK		22
4.1	Representations and Warranties of the Vendor	22
4.2	Representations and Warranties of Endevor	39
4.3	Representations and Warranties of Peter Kelk	40
4.4	Reliance	40

ARTICLE 5 - REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND PARENT		40
5.1	Representations and Warranties of the Purchaser and Parent	40
5.2	Reliance	41

ARTICLE 6 NO BROKER		41
6.1	No Broker	41

ARTICLE 7 CONDITIONS PRECEDENT TO THE PERFORMANCE BY THE PURCHASER AND THE VENDOR OF THEIR OBLIGATIONS UNDER THIS AGREEMENT		42
7.1	Purchaser’s Conditions	42
7.2	Vendor’s Conditions	43

( i )

ARTICLE 8 COVENANTS OF THE VENDOR AND THE PURCHASER		44
8.1	Access Investigations	44
8.2	Delivery of Books and Records at the Closing Time	45
8.3	Non-Solicitation of Competing Transactions	45
8.4	Employees	45
8.5	Taxes	46
8.6	Covenants of the Vendor	47
8.7	Covenants of the Purchaser and Parent	53
8.8	Letters of Credit	54

ARTICLE 9 TERMINATION		54
9.1	Termination	54
9.2	Effect of Termination	55

ARTICLE 10 SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE VENDOR, ENDEVOR, PETER KELK, PURCHASER, AND PARENT		55
10.1	Survival of Representations, Warranties and Covenants of the Vendor	55
10.2	Survival of Representations, Warranties and Covenants of the Purchaser and the Parent	56

ARTICLE 11 INDEMNIFICATION		56
11.1	Indemnity by Vendor in favour of Purchaser	56
11.2	Indemnity by Purchaser in favour of Vendor	57
11.3	Indemnification Proceedings	59
11.4	Limit on Prior Claims	60
11.5	Insurance Proceeds	61
11.6	Bulk Sales and Retail Sales Tax Waiver	61
11.7	Exclusion of Other Remedies	61

ARTICLE 12 CLOSING		61
12.1	Closing Date and Transfer of Possession	61
12.2	The Closing	62
12.3	Tender	62

ARTICLE 13 RISK OF LOSS		62
13.1	Risk of Loss	62

ARTICLE 14 GENERAL		63
14.1	Public Notices	63
14.2	Expenses	63
14.3	Time	63
14.4	Notices	63
14.5	Severability	65
14.6	Amendments	65
14.7	Governing Law	65
14.8	Assignment	65

( ii )

14.9	Entire Agreement	65
14.10	Further Assurances	66
14.11	Counterparts	66
14.12	Waiver	66
14.13	Negotiation	66
14.14	Best Endeavours to Settle Disputes	66
14.15	Arbitration	67

( iii )

ASSET PURCHASE AGREEMENT

     THIS AGREEMENT made the 18th day of December, 2012.

B E T W E E N :

GEORGE KELK CORPORATION, a corporation organized and existing under the laws of Ontario

(hereinafter referred to as the “Vendor”)

- and -

ENDEVOR CORPORATION, a corporation organized and existing under the laws of Ontario

(hereinafter referred to as the “Endevor”)

- and -

PETER KELK, an individual residing in Toronto, Ontario

(hereinafter referred to as “Peter Kelk”)

- and -

VISHAY PRECISION GROUP CANADA ULC, a corporation organized and existing under the laws of British Columbia

(hereinafter referred to as the “Purchaser”);

- and -

VISHAY PRECISION GROUP, INC., a corporation organized and existing under the laws of the State of Delaware

(hereinafter referred to as the “Parent”)

     WHEREAS the Vendor carries on the business of engineering, designing and manufacturing high technology, mission critical electronic measurement and control equipment used by metals rolling mills and mining applications throughout the world (the “Business”);

     AND WHEREAS the Purchaser desires to purchase as a going concern the undertaking and substantially all of the property and assets of the Business (the “Purchased Business”);

     AND WHEREAS the Vendor and the Purchaser entered into a letter agreement dated October 22, 2012 in connection with the purchase and sale of the Purchased Business, and in accordance therewith are entering into this Agreement;

     AND WHEREAS the Purchaser wishes to purchase the Purchased Business upon and subject to the terms and conditions hereinafter set forth.

     NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties hereto) the Parties make the agreements and acknowledgements hereinafter set forth:

ARTICLE 1
INTERPRETATION

1.1 Definitions

Whenever used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them as follows:

(a)	“Accounts Receivables” has the meaning set forth in Section 2.1(l);

(b)	“Acquisition Proposal” means any proposal or offer made by any Person other than the Purchaser, or any Affiliate of the Purchaser to acquire all or a material portion of the Business or the Purchased Assets, whether by amalgamation, merger, tender offer, take-over bid, exchange offer, plan of arrangement, sale of assets or otherwise;

(c)	“Active Employees” means Employees who are employed in connection with the Purchased Business as of the Closing Time, including Employees on leave from employment on short term disability, pregnancy or parental leave but excluding those Employees on long term disability or workers’ compensation;

(d)	“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto;

(e)	“Agreement” means this Asset Purchase Agreement and all instruments supplemental hereto or in amendment or confirmation hereof; “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Agreement and not to any particular Article or Section; “Article”, “Section”, “paragraph” or “clause” means and refers to the specified article, section, paragraph or clause of this Agreement;

(f)	“Applicable Law” means, in respect of any Person, property, transaction or event, any domestic or foreign federal, provincial, municipal or local statute, law (including the common law), administrative order, decree, permit, judicial or administrative decision, ordinance, rule, regulation, treaty, restriction, regulatory policy, standard, code, legally enforceable guideline, legally enforceable directive, by-law (zoning or otherwise), injunction or legally binding requirements of any Governmental Authority that applies in whole or in part to such Person, property, transaction or event;

(g)	“ASPE” has the meaning set forth in Section 1.4;

(h)	“Balance Sheet” means the unaudited reviewed balance sheet of the Vendor as at April 30, 2012, forming part of the Financial Statements;

(i)	“Balance Sheet Date” means April 30, 2012;

(j)	“Base Amount” has the meaning set forth in Section 3.1;

(k)	“Base Working Capital Amount” means Seven Million Dollars ($7,000,000), which amount is calculated based on the line items and using the methodology set forth in Schedule 3.6;

(l)	“Basket” has the meaning set forth in Section 11.1(b)(ii);

(m)	“Benefit Plans” means all benefit, fringe benefit, supplemental unemployment benefit, incentive, profit sharing, termination, change of control, pension, retirement, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance, fringe and similar plans, programs, arrangements or practices relating to the current or former Employees maintained, sponsored, funded or contributed to by the Vendor, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered under which the Vendor may have any liability, contingent or otherwise.

(n)	“Books and Records” means all technical, business and financial records, financial books and records of account, books, data, reports, files, lists, drawings, plans, logs, briefs, customer and supplier lists, deeds, certificates, Contracts, surveys, title opinions or any other documentation and information in any form whatsoever (including written, printed, electronic or computer printout form) relating to the Purchased Business;

(o)	“Business” has the meaning set forth in the recitals hereto;

(p)	“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal commercial banks located in the City of Toronto are not open for business during normal banking hours;

(q)	“Cap” has the meaning set forth in Section 11.1(b)(ii);

(r)	“Claims” means any and all claims of any nature whatsoever, including any debts, liabilities, obligations, deficiencies, demands, penalties, assessments, fines, causes of action or other losses, fees, costs, expenses, suits, proceedings, judgments or awards whether accrued or fixed, absolute or contingent, matured or unmatured, due or to become due and whether arising under any order, Contract or otherwise;

(s)	“Closing” means the completion of the sale and purchase of the Purchased Business hereunder by the transfer and delivery of documents of, among other things, title thereto and the payment of the Purchase Price therefor as contemplated herein;

(t)	“Closing Balance Sheet” has the meaning set forth in Section 3.6(e);

(u)	“Closing Date” means January 31, 2013, or such date as the Parties hereto may agree as to the date upon which the Closing shall take place;

(v)	“Closing Time” means 10:00 a.m. on the Closing Date or such other time on the Closing Date as the Parties hereto may agree as to the time on the Closing Date which the Closing shall take place;

(w)	“Closing Working Capital Amount” has the meaning set forth in Section 3.6(e);

(x)	“Competing Business” has the meaning set forth in Section 8.6(m)(ii);

(y)	“Confidential Information” has the meaning set forth in Section 8.6(m)(v);

(z)	“Confidentiality Agreement” has the meaning set forth in Section 8.1;

(aa)	“Consents” has the meaning set forth in Section 2.3;

(bb)	“Contracts” of any Person means all contracts, agreements, indentures, Leases, licenses, sub-licenses, commitments or obligations, entitlements, undertakings, understandings and engagements of any nature whatsoever to which such Person is a party or by which such Person is bound, whether written, oral or otherwise;

(cc)	“Current Assets” means all prepaid expenses, Accounts Receivable, Inventories and jobs in progress of the Purchased Business as reflected in the Closing Balance Sheet but for greater certainty does not include cash, cash equivalents (other than letters of credit) or any Taxes recoverable as more specifically itemized on Schedule 3.6;

(dd)	“Current Liabilities” means all accounts payable, accrued liabilities, customers’ advance payments and accrued wages, salaries, bonuses, vacation pay and other employment benefits of the Purchased Business as reflected in the Closing Balance Sheet but for greater certainty does not include any liabilities for income, corporation, bank indebtedness, amounts owing to the shareholder of the Vendor or other Taxes payable by the Vendor as of the Closing Date that are not accrued on the Closing Balance Sheet as more specifically itemized on Schedule 3.6;

(ee)	“Customer LC” has the meaning set forth in Section 8.8(b);

(ff)	“Data Room” has the meaning set forth in Section 8.1;

(gg)	“Draft Closing Balance Sheet” has the meaning set forth in Section 3.6(b);

(hh)	“Draft Working Capital Amount” has the meaning set forth in Section 3.6(b);

(ii)	“Effective Time” means as at the close of business on the Closing Date;

(jj)	“Employee” means an individual who is employed by the Vendor or the Purchased Business, whether on a full-time or part-time basis, and “Employees” means two or more individuals who are employed by the Vendor or the Purchased Business, whether on a full-time or part-time basis;

(kk)	“Employment Offers” has the meaning set forth in Section 8.4;

(ll)	“Endevor” has the meaning set forth in the recitals hereto;

(mm)	“Environmental Laws” means any Applicable Law which relates to or otherwise imposes liability or standards of conduct concerning discharges, spills, releases or threatened releases of noise, odours of any Hazardous Substances into, or the presence of noise, odours or any Hazardous Substances in ambient air, ground or surface water or land, municipal or other works or otherwise relating to environmental or health matters or the manufacture, processing, generation, labelling, distribution, use, treatment, storage, discharge, release, disposal, clean up, transport or handling of Hazardous Substances, and including, without limitation worker’s safety and protection laws, including the Occupational Health and Safety Act (Ontario) and similar legislation of other applicable jurisdictions;

(nn)	“Environmental Permits” has the meaning set forth in Section 4.1(q)(i);

(oo)	“Escrow Agent” means the escrow agent agreed upon by the Parties in good faith;

(pp)	“Escrow Agreement” means the escrow agreement to be entered into between the Parties and the Escrow Agent on the Closing Date, which shall be substantially in the form attached hereto as Exhibit 1;

(qq)	“Estimated Working Capital Amount” has the meaning set forth in Section 3.3(a);

(rr)	“Excluded Assets” has the meaning set forth in Section 2.2;

(ss)	“Financial Statements” means the unaudited reviewed financial statements of the Vendor for the fiscal year ended April 30, 2012 consisting of the Balance Sheet and the statements of earnings and retained earnings and statements of cash flows and all notes thereto as prepared by management, copies of which are annexed as Schedule 4.1(f) hereto;

(tt)	“First Claims Holdback Amount” has the meaning set forth in Section 3.3(c);

(uu)	“Fundamental Representations” has the meaning set forth in Section 10.1;

(vv)	“GAAP” shall mean United States generally accepted accounting principles as in effect from time to time.

(ww)	“Governmental Authority” means any national, federal, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government;

(xx)	“GST” means goods and services taxes imposed under the GST Legislation which, for greater certainty, includes the provincial component of any harmonized sales tax imposed under the GST Legislation;

(yy)	“GST Legislation” means Part IX of the Excise Tax Act (Canada);

(zz)	“Hazardous Substance” means any substance which is deemed to be alone or in any combination hazardous, hazardous waste, radioactive, deleterious, toxic, caustic, dangerous, a contaminant, a pollutant, a dangerous good, a waste, a special waste, a source of contamination or a source of a pollutant under any Environmental Law whether or not such substance is defined as hazardous under the Environmental Law involved, but including all hazardous substances under Health Canada’s Workplace Hazardous Materials Information System (WHMIS); any substances and materials, the presence or concentration of which in soil, sediment, ground water or surface water is regulated under any Environmental Law, including without limitation, asbestos, asbestos containing materials, lead or lead based paint, polychlorinated bi-phenyls, mould, mildew, or fungi, oil, waste oil, petroleum, petroleum products or urea formaldehyde foam insulation and any other material or substance which may pose a threat to the environment or to human health;

(aaa)	“Holdback Amount” has the meaning ascribed thereto in Section 3.3(c);

(bbb)	“Indemnified Party” has the meaning set forth in Section 11.3;

(ccc)	“Indemnifying Party” has the meaning set forth in Section 11.3;

(ddd)	“Interim Financial Statements” means the unaudited financial statements of the Vendor for the six months ended October 31, 2012, consisting of the Interim Balance Sheet and a statement of earnings and retained earnings, copies of which are annexed hereto as Schedule 4.1(f) hereto;

(eee)	“Interim Balance Sheet” means the unaudited balance sheet of the Vendor as at October 31, 2012;

(fff)	“Interim Period” means the period between the date of this Agreement and the Closing Time;

(ggg)	“Inventories” means all inventories of every kind and nature and wheresoever situate (including inventory situated at suppliers’ locations) owned by the Vendor and pertaining to the Purchased Business including, without limiting the generality of the foregoing, all finished goods, work in process, raw materials, new and unused production and shipping supplies, new and unused major maintenance items and all other materials, supplies on hand and goods in transit, whether or not usable or saleable;

(hhh)	“Kelk Consulting Agreement” has the meaning set forth in Section8.6(p);

(iii)	“Kelk LC” has the meaning set forth in Section 8.8(a);

(jjj)	“Kelk Non-Compete” has the meaning set forth in Section 8.6(m)(i);

(kkk)	“Knowledge” means the knowledge of the Vendor, as described in Section 1.8;

(lll)	“Leased Real Property” means the real property leased by the Vendor pursuant to the Real Property Leases (as set forth on Schedule 4.1(o));

(mmm)

“Leases” means all leases or agreements in the nature of a lease and any interest therein, whether real or personal property, to which the Vendor is a party, whether as lessor or lessee, relating to the Purchased Business;

(nnn)

“Liens” means any lien, charge, right of way, pledge, security interest, option, right of first refusal or offer, easement, right of others, mortgage, deed of trust, hypothecation, conditional sale, servitude, transfer restriction under any Applicable Law, shareholder or similar Contract or similar encumbrance.

(ooo)	“Material Adverse Effect” means any materially adverse effect or change on the business, assets, liabilities, results of operation or condition (financial or otherwise) of the Purchased Business or the Purchased Assets, or any materially adverse effect on or change in (including any material delay) the ability of the Vendor to perform its obligations under this Agreement;

(ppp)	“Material Contract” has the meaning set forth in Section 4.1(nn);

(qqq)	“Negative Working Capital Adjustment” has the meaning set forth in Section 3.6(a);

(rrr)	“Obligations” has the meaning set forth in Section 3.5;

(sss)	“Parent” has the meaning set forth in the recitals hereto;

(ttt)	“Parties” means the Purchaser and the Vendor and each of their respective successors and assigns and a “Party” means any one of them;

(uuu)	“Permitted Encumbrances” means the Liens set forth on Schedule 4.1(j);

(vvv)	“Person” means an individual, partnership, corporation, joint stock company, limited liability company, unincorporated organization or association, trust or joint venture, or a Governmental Authority or political subdivision thereof;

(www)	“Peter Kelk” has the meaning set forth in the recitals hereto;

(xxx)	“Positive Working Capital Adjustment” has the meaning set forth in Section 3.6(a);

(yyy)	“Purchase Price” has the meaning set forth in Section 3.1;

(zzz)	“Purchased Assets” means the undertaking, property and assets referred to in Section 2.1;

(aaaa)	“Purchased Business” has the meaning set out in the recitals hereto;

(bbbb)	“Purchaser” has the meaning set out in the recitals hereto;

(cccc)	“Purchaser Indemnified Parties” has the meaning set forth in Section 11.1(a);

(dddd)	“Real Property Leases” means, collectively, the real property Lease dated January 30, 1996, as amended and renewed in respect of 52 Lesmill Road between the Vendor and CIPF VII GP Inc., the real property Lease dated May 1, 1996, as amended and renewed in respect of 44-48 Lesmill Road between the Vendor and CIPF VII GP Inc. and the real property Lease dated November 8, 2012 between the Vendor and Gienkee Plas Science & Technology (Shanghai) Co., Ltd in respect of the Shanghai Lease, each as described on Schedule 4.1(o);

(eeee)	“Representative” means, in respect of a Person, each director, officer, employee, agent, professional advisor and other representative of that Person;

(ffff)	“Required Consents” has the meaning set forth in Section 2.3;

(gggg)	“Restricted Period” has the meaning set forth in Section 8.6(m)(ii);

(hhhh)	“Second Claims Holdback Amount” has the meaning set forth in Section 3.3(c);

(iiii)	“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended;

(jjjj)	“Tax Returns” includes, without limitation, all returns, reports, declarations, elections, notices, filings, information returns and statements required to be filed, or in fact filed, in respect of Taxes and any schedules attached thereto with any Governmental Authority;

(kkkk)	“Taxes” includes, without limitation, all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including, without limitation, (a) those levied on, or measured by, or referred to as income, gross receipts, earnings, profits, capital, corporate, transfer, land transfer, sales, goods and services, use, value-added, excise, stamp, withholding, business, licence, franchising, real or personal property, payroll, employment, wage, employer health, social services, severance, utility, occupation, premium, windfall, education and social security taxes, all surtaxes, all custom duties and import and export taxes, all licence, franchise and registration fees and all unemployment insurance, health insurance and Canada, Quebec and other government pension plan premiums, workers’ compensation levies, retirement contributions, including those imposed by any Governmental Authority, and (b) any liability for the payment of any amount of the type described in the immediately preceding clause (a) as a result of being a “transferee” (within the meaning of section 160 of the Tax Act or any other Applicable Laws) of another taxpayer or entity or a member of a related, non-arm’s length, affiliated or combined group;

(llll)	“Trademark Assignments” means the trademark assignment agreements required to assign the Vendor’s registered trademarks set forth in Schedule 4.1(m);

(mmmm)	“Vendor” has the meaning set out in the recitals hereto;

(nnnn)	“Vendor Indemnified Parties” has the meaning set forth in Section11.2(a);

(oooo)	“Warranty Claims” has the meaning set forth in Section 3.5(a)(iv);

(pppp)	“Working Capital Adjustment” means the Positive Working Capital Adjustment or Negative Working Capital Adjustment, as the case may be, as finally determined in accordance with Section 3.6;

(qqqq)

“Working Capital Amount” means an amount equal to the Current Assets less the Current Liabilities as at the Effective Time calculated based on the line items and using the methodology set forth in Schedule 3.6 and in a manner consistent with the calculation of the Base Working Capital Amount;

(rrrr)	“Working Capital Holdback Amount” has the meaning set forth in Section 3.3(c).

1.2 Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 Number

In this Agreement and unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa, words importing the neuter gender shall include the masculine and feminine genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.

1.4 Accounting Principles

Wherever in this Agreement reference is made to Canadian generally accepted accounting principles, such reference shall be deemed to be to the Canadian accounting principles for private enterprises (“ASPE”) from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made in accordance with Canadian generally accepted accounting principles.

1.5 Schedules

The following are the Schedules annexed hereto and incorporated by reference deemed to be part hereof:

Schedule	2.3(a)	Consents
Schedule	2.3(b)	Required Consents
Schedule	3.2	Allocation of Purchase Price
Schedule	3.5(a)(i)	Obligations
Schedule	3.6	Working Capital Methodology
Schedule	4.1(f)	Financial Statements
Schedule	4.1(g)	Undisclosed Liabilities
Schedule	4.1(h)	Warranty Claims
Schedule	4.1(i)	No Change in Purchased Business
Schedule	4.1(j)	Permitted Encumbrances
Schedule	4.1(k)	Motor Vehicles, Machinery and Equipment
Schedule	4.1(l)	Conditional Sales Contracts, Title Retention Documents and Licences
Schedule	4.1(m)	Intellectual Property
Schedule	4.1(o)	Leases
Schedule	4.1(q)	Environmental Permits
Schedule	4.1(r)	Employees
Schedule	4.1(s)	Employment Contracts
Schedule	4.1(aa)	Employee Health and Safety
Schedule	4.1(dd)	Customers and Suppliers
Schedule	4.1(ee)	Pension and Benefit Plans
Schedule	4.1(ff)	Litigation
Schedule	4.1(gg)	Permits
Schedule	4.1(ii)	Insurance
Schedule	4.1(jj)	Non-Arm’s Length Contracts, Agreements or other Arrangements
Schedule	4.1(kk)	Payments and Loans with Directors, Officers, etc.
Schedule	4.1(mm)	Absence of Unusual Transactions
Schedule	4.1(nn)	Material Contracts
Schedule	8.1	Data Room
Schedule	8.4(a)	Excluded Employees
Schedule	8.4(b)	Exceptions to Hiring Terms
Schedule	8.6(m)	Form of Non-Competition Agreement
Schedule	8.6(p)	Kelk Consulting Agreement
Exhibit 1		Escrow Agreement

1.6 Currency

Except as otherwise expressly indicated, all payments required hereunder to be made and all currency mentioned herein shall be in and refer to Canadian Dollars.

1.7 Reference to Statutes

All references contained in this Agreement to a statute shall be deemed to be made to such statute as now enacted.

1.8 Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified to the knowledge of a party, or any similar reference, such reference shall be deemed to refer to the knowledge, after due inquiry, of the party and its senior officers (which, in the case of the Vendor, shall include, for greater certainty, the President, Vice President of Sales and Marketing, Vice President of Engineering, Vice President of Production, Human Resources Manager and Controller of the Vendor), unless otherwise stated.

1.1 Including

Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

1.2 Ordinary Course

Any reference to an action taken by a Person in the ordinary course means that such action is consistent with past practices of such Person and is taken in the ordinary course of the normal operations of such Person.

ARTICLE 2
PURCHASE AND SALE

2.1 Assets to be Purchased and Sold

Subject to the terms and conditions hereof, the Vendor agrees to sell to the Purchaser and the Purchaser agrees to buy from the Vendor as, at and from the Closing Date, effective as of the Effective Time, as a going concern the undertaking and all of the property and assets owned by the Vendor or to which the Vendor is entitled and which are used in the Purchased Business free and clear of all Liens, other than the Excluded Assets, including, without limiting the generality of the foregoing:

(a)	the Vendor’s interest in all plants, buildings, structures, erections, improvements, appurtenances and fixtures (including fixed machinery and fixed equipment) situate on or forming part of the Leased Real Property;

(b)	all machinery, equipment, tools, dies, handling equipment, computer equipment, computer software, furniture, furnishings, accessories and supplies of all kinds owned by the Vendor and used in connection with the Purchased Business, including, without limiting the generality of the foregoing, the machinery and equipment described in Schedule 4.1(k);

(c)	all trucks, cars and other vehicles owned by the Vendor and used exclusively in connection with the Purchased Business including, without limitation, the vehicles described in Schedule 4.1(k);

(d)	all Inventories;

(e)	the leasehold interest of the Vendor in and to the Leased Real Property and all right, title and interest of the Vendor in and the benefit of the Vendor to and under the Real Property Leases;

(f)	the Leases;

(g)	the Benefit Plans, to the extent they are assignable;

(h)	the Books and Records;

(i)	all pre-paid expenses and deposits relating to the Purchased Business;

(j)	the full benefit of all Contracts to which the Vendor is entitled in connection with the Purchased Business, including, but not limited to:

	(i)	the full benefit of all unfilled orders received by the Vendor in connection with the Purchased Business;

	(ii)	the full benefit and advantage of all forward commitments by the Vendor for supplies or materials entered into in the ordinary and usual course of the Purchased Business for use in the Purchased Business whether or not there are any written Contracts with respect thereto; and

	(iii)	all right, title and interest of the Vendor in, to and under the further agreements and Material Contracts described in Schedule 4.1(nn);

(k)	all intellectual property of the Vendor used or currently being developed for use in the Purchased Business and all rights of the Vendor, including all Claims, worldwide, for damages and profits by reason of any past infringement with the right to sue for and collect the same for the Purchaser’s own use, whether registered or unregistered, including without limitation:

	(i)	all patents, patent applications and other patent rights used in the Purchased Business, (including any patents issuing on such applications or rights, or any reissue, division, continuation or extension thereof);

	(ii)	all registered and unregistered trade-marks, trade names, business names, service marks and other indicia of origin, and all applications and registrations therefor;

	(iii)	registered and unregistered copyrights and mask works, including all copyright in and to computer software programs, and applications and registration of such copyright;

	(iv)	internet domain names, applications and reservations for internet domain names, uniform resource locators and the corresponding Internet sites;

	(v)	industrial designs;

	(vi)	trade secrets and proprietary information not otherwise listed in (i) through (v) above, including, without limitation, all inventions (whether or not patentable), invention disclosures, moral and economic rights of authors and inventors (however denominated), confidential information, technical data, customer lists, corporate and business names, trade names, trade dress, brand names, know-how, show-how, mask works, formulae, methods (whether or not patentable), designs, processes, procedures, technology, business methods, source codes, object codes, computer software programs (in either source code or object code form) databases, data collections, licences, sublicences, franchises, and other proprietary information or material of any type, and all derivatives, improvements and refinements thereof, howsoever recorded, or unrecorded; and

	(vii)	any goodwill associated with any of the foregoing;

(l)	all accounts receivable (including those from instalment sales), trade accounts, book debts, bills of exchange, promissory notes and notes receivable owned by or due or accruing due to the Vendor in respect of the Purchased Business and the full benefit of all securities, if any, for such accounts, notes or debts (the “Accounts Receivable”); and

(m)	the goodwill of the Purchased Business including the exclusive right to the Purchaser to represent itself as carrying on the Purchased Business in continuation of and in succession to the Vendor and the right to use any words indicating that the Purchased Business is so carried on including, but not limited to, the exclusive right to use the corporate name “George Kelk Corporation” and the trade names “George Kelk” or “KELK” or any variation thereof.

2.2 Excluded Assets

The following assets (collectively, the “Excluded Assets”) shall be specifically excluded from the purchase and sale of assets provided for in this Agreement, namely:

(a)	all cash and cash equivalents (other than the benefits under letters of credit) of the Vendor;

(b)	the minute books and corporate records of the Vendor;

(c)	the vehicle currently used by Peter Kelk for use in the Purchased Business which is listed as excluded on Schedule 4.1(k);

(d)	all insurance policies of the Vendor;

(e)	the loans listed on Schedule 4.1(jj), 4.1(kk);

(f)	the Credit Facility Agreement between George Kelk Corporation, as borrower and Royal Bank of Canada, as lender, dated December 1, 2009;

(g)	all Taxes recoverable to the Vendor arising from the operations of the Purchased Business on or prior to the Closing Date; and

(h)	any club memberships of the Vendor for the benefit of Peter Kelk.

2.3 Non-Assignable Contracts

(a)	This Agreement and any document delivered hereunder shall not constitute an assignment or an attempted assignment of any Contract or other right contemplated to be acquired by the Purchaser hereunder and:

	(i)	not assignable without the consent of a third party if such consent has not been obtained and such assignment or attempted assignment would constitute a breach thereof; or

	(ii)	in respect of which the remedies for the enforcement thereof available to the Vendor would not pass to the Purchaser.

(b)	Schedule 2.3(a) contains a list of those consents of third parties as may be necessary for the assignment of such Contracts or other rights necessary for the operation of the Purchased Business (the “Consents”) and the Vendor shall use commercially reasonable efforts to obtain the Consents prior to Closing. The Vendor shall as a condition of Closing obtain those Consents set out on Schedule 2.3(b) (the “Required Consents”). Subject to the Purchaser’s right to terminate this Agreement if the closing condition to obtain the Required Consents set forth in Section 7.1(c) is not satisfied, if any Consents are not obtained, to the extent any of the foregoing may not be assigned to the Purchaser by reason of the absence of any such Consent after such efforts, the Vendor shall not be required to assign such Contract or other right and the Purchaser shall not be required to assume any Obligations arising under such Contract or other right. If any Consent is not obtained prior to the Closing, the Vendor and the Purchaser shall cooperate (at their own expense) in any lawful and reasonable arrangement reasonably proposed by the Purchaser, under which the Purchaser shall obtain the economic Claims, rights and benefits under the asset, Claim or right with respect to which the Consent has not been obtained in accordance with this Agreement; provided that such arrangement does not and will not constitute a breach by the Vendor of any of its obligations to third parties. Such reasonable arrangement may include (i) the subcontracting, sublicensing or subleasing to the Purchaser of any and all rights of the Vendor against the other Party to such third party agreement arising out of a breach or cancellation thereof by the other Party, and (ii) the enforcement by the Vendor of such rights. To the extent the Purchaser is able to receive the economic Claims, rights and benefits under such asset, the Purchaser shall be responsible for the Obligations, if any, arising under such asset.

ARTICLE 3
PURCHASE PRICE

3.1 Purchase Price

Subject to any adjustment pursuant to Sections 3.3 and 3.6, the aggregate purchase price (the “Purchase Price”) payable to the Vendor for the Purchased Assets shall be the sum of Fifty Million Dollars ($50,000,000) and shall be satisfied by the payment of an amount equal to (i) Forty-One Million Five Hundred Thousand Dollars ($41,500,000) (the “Base Amount”); plus (ii) the Holdback Amount.

3.2 Allocation of Purchase Price

The Vendor and the Purchaser agree that the Purchase Price shall be allocated among the categories of Purchased Assets set forth on Schedule 3.2 in the manner agreed upon by the Vendor and Purchaser in good faith based on reasonable grounds, and to execute and file all Tax Returns and prepare all financial statements, returns and other instruments on the basis of such allocations.

3.3 Payment of the Purchase Price

(a)	Pre-Closing Purchase Price Adjustment. Not later that five (5) Business Days prior to the Closing Date, the Vendor shall prepare and deliver to the Purchaser (i) a draft Balance Sheet and (ii) a schedule setting forth the Vendor’s good faith estimate of the Working Capital Amount (the “Estimated Working Capital Amount”), in each case prepared in accordance with the methodology set forth in Section 3.6. To the extent that the Estimated Working Capital Amount is less than the Base Working Capital Amount, the Base Amount payable at Closing shall be decreased by the amount of such deficiency, up to a maximum reduction of One Million Five Hundred Thousand Dollars ($1,500,000).

(b)	Payment of Base Amount on Closing. At the Closing Time, the Purchaser shall pay to the Vendor the Base Amount, as adjusted pursuant to Section 3.3(a), by wire transfer, bank draft or certified cheque to or to the order of the Vendor or as directed by the Vendor.

(c)	Payment of Holdback Amount on Closing. Also at the Closing Time, the Purchaser shall pay to the Escrow Agent the aggregate amount of Eight Million Five Hundred Thousand Dollars ($8,500,000) (the “Holdback Amount”), of which (i) subject to Section 3.6, One Million Dollars ($1,000,000) shall be payable to the Vendor upon finalization of the Closing Working Capital Amount (the “Working Capital Holdback Amount”); (ii) Two Million Five Hundred Thousand Dollars ($2,500,000) shall be payable to the Vendor twelve (12) months from the Closing Date (the “First Claims Holdback Amount”) subject to any unsettled Claims or finally determined Claims made by the Purchaser prior to twelve (12) months from the Closing Date; (iii) Five Million Dollars ($5,000,000) shall be payable to the Vendor fifteen (15) months from the Closing Date (the “Second Claims Holdback Amount”) subject to any unsettled Claims or finally determined Claims made by the Purchaser prior to fifteen (15) months from the Closing Date, as set forth in the Escrow Agreement, to be held by the Escrow Agent, all as provided for in Section 3.7 and the terms of the Escrow Agreement.

3.4 Transfer Taxes

(a)	The Purchaser shall be liable for and shall pay all Taxes, duties or other like charges payable upon and in connection with the conveyance and transfer of the Purchased Assets by the Vendor to the Purchaser save and except any income and/or corporation Taxes payable by the Vendor to any Governmental Authority.

(b)	The Vendor and the Purchaser shall jointly elect, under subsection 167(1) of the GST Legislation and any equivalent or corresponding provision under any applicable provincial or territorial legislation imposing a similar value added or multi-staged tax, that no tax be payable with respect to the purchase and sale of the Purchased Assets under this Agreement. The Vendor and the Purchaser shall make such election(s) in compliance with the requirements of Applicable Law.

(c)	In accordance with the requirements of the Tax Act, the administrative practice and policy of the Canada Revenue Agency and any applicable equivalent or corresponding provincial or territorial legislative, regulatory and administrative requirements, the Vendor and the Purchaser shall make and file, in a timely manner, a joint election to have the rules in section 22 of the Tax Act, and any equivalent or corresponding provision under Applicable Law, apply in respect of the Accounts Receivable included in the Purchased Assets, and shall designate therein that portion of the Purchase Price allocated to the Accounts Receivable that are the subject of such election in accordance with Section 3.2 of this Agreement. The Purchaser and the Vendor shall prepare and file their respective Tax Returns in a manner consistent with the aforesaid election.

(d)	The Vendor and the Purchaser shall jointly execute and file an election pursuant to paragraph 56.4(3)(b) of the Tax Act in prescribed manner and within the prescribed time limits in respect of any amount of the Purchase Price allocated to obtaining the covenants in Section 8.6(m)(i) and 8.6(m)(ii) of this Agreement.

(e)	The Vendor shall not file an election pursuant to subsection 20(24) of the Tax Act or the corresponding provisions of any applicable provincial Tax in respect of any deferred revenue of the Purchased Business.

3.5 Assumption of Liabilities

(a)	Subject to Closing, the Purchaser agrees to discharge, assume, fulfil and perform the following Contracts, debts and liabilities of the Vendor and relating to the Purchased Business as and from the Effective Time on the Closing Date (collectively, the “Obligations”):

	(i)	Obligations set out on the Interim Balance Sheet and Schedule 3.5(a)(i) other than (A) any amount advanced to the Vendor by its sole shareholder, including Current Liabilities of Three Million Nine Hundred Forty-Two Thousand Four Hundred Ninety-Six Dollars ($3,942,496); (B) any amounts outstanding under the Vendor’s loan from the Royal Bank of Canada, (C) any Taxes other than income Taxes for periods up until the Closing that are not accrued on the Closing Balance Sheet, and (D) any income Taxes;

	(ii)	Obligations incurred in the ordinary course of business by the Purchased Business subsequent to the date hereof and under which there has been no uncured default;

	(iii)	Obligations incurred by the Purchased Business since the date of this Agreement with the written consent of the Purchaser;

	(iv)	Obligations in respect of Claims for latent defects, design faults, workmanship Claims or other warranty matters in connection with goods or services sold by the Purchased Business before or after the Closing Date (“Warranty Claims”) against the Purchased Business;

	(v)	Obligations accruing after the date hereof under the Leases and other Contracts being acquired by the Purchaser as set out in Section 2.1 or elsewhere in this Agreement;

	(vi)	all liabilities and obligations of the Vendor relating to the Employees hired by the Purchaser as of the Effective Time to the extent accrued on the Closing Balance Sheet;

	(vii)	liabilities for Taxes based upon, arising out of, or resulting from the Purchased Business for periods after the Closing Date; and

	(viii)	all liabilities arising out of events, transactions, facts, acts or omissions by the Purchaser or its affiliates relating to the Purchased Business occurring after the Closing Date.

(b)	For greater certainty, the following debts and liabilities incurred on or before the Effective Time shall remain the responsibility of the Vendor, and Vendor shall pay, perform or otherwise discharge such debts and liabilities as the same shall become due and payable in accordance with their respective terms:

	(i)	liabilities for income Taxes based upon, arising out of, or resulting from the Purchased Business for periods up to and including the Closing Date;

	(ii)	liabilities for any Taxes other than income Taxes based upon, arising out of or resulting from the Purchased Business for periods up to and including the Closing Date that are not accrued on the Closing Balance Sheet;

	(iii)	liabilities to shareholders of the Vendor or to any person, firm or corporation not dealing at arm’s length (as defined in the Tax Act) with any of the foregoing;

	(iv)	liabilities for any amounts due to KPMG Corporate Finance Inc. in respect of the transactions contemplated by this Agreement;

	(v)	liabilities in respect of any Obligations not assumed by the Purchaser hereunder; and

	(vi)	any liabilities of the Vendor incurred in connection with the conduct of any business of the Vendor other than the Purchased Business.

3.6 Adjustment to the Purchase Price

(a)	Purchase Price Adjustment. The Purchase Price will be decreased or increased on a dollar-for-dollar basis by the amount, if any, that the Closing Working Capital Amount is (i) less than the Base Working Capital Amount (a “Negative Working Capital Adjustment”), or (ii) more than the Base Working Capital Amount (a “Positive Working Capital Adjustment”); provided, however, in no event will a Negative Working Capital Adjustment or a Positive Working Capital Adjustment exceed One Million Five Hundred Thousand Dollars ($1,500,000) in the aggregate.

(b)	Calculation of Adjustment. Within forty-five (45) days following the Closing Date (or such other date as is mutually agreed to by the Vendor and the Purchaser in writing), the Purchaser will prepare and deliver to the Vendor a draft closing balance sheet (the “Draft Closing Balance Sheet”) and a schedule setting forth in reasonable detail the draft calculation of the Working Capital Amount (the “Draft Working Capital Amount”) and the draft Working Capital Adjustment, following the same line items and methodology as the Balance Sheet and the Base Working Capital Amount calculation set out on Schedule 3.6, and each prepared as of the Effective Time. The Draft Closing Balance Sheet is to be prepared in accordance with ASPE applied on a basis consistent with the preparation of the Financial Statements. The Purchaser shall provide access, upon reasonable request, to the Vendor and its advisors to all work papers of the Purchaser’s advisors, accounting books and records relating to the Purchased Business and the appropriate personnel to verify the accuracy, presentation and other matters relating to the preparation of the Draft Closing Balance Sheet and the Draft Working Capital Amount and the Vendor and the Purchaser shall otherwise fully cooperate with each other in the preparation of the Draft Closing Balance Sheet and the Draft Working Capital Amount. The Vendor and the Purchaser shall each bear the fees and expenses of their respective advisors in preparing or reviewing the Draft Closing Balance Sheet, the Draft Working Capital Amount, the Closing Balance Sheet, and the Working Capital Adjustment.

(c)	Dispute Notification. The Draft Closing Balance Sheet and the Draft Working Capital Amount prepared and delivered as aforesaid shall be final and binding upon the Parties for all purposes hereof, absent manifest error, unless the Vendor notifies the Purchaser in writing that it disputes the Draft Closing Balance Sheet or the Draft Working Capital Amount within five (5) Business Days after receipt by the Vendor of the Draft Closing Balance Sheet and the Draft Working Capital Amount.

(d)	Dispute Mechanics. In the event that the Vendor disputes the Draft Closing Balance Sheet or the Draft Working Capital Amount, the Parties will work expeditiously and in good faith in an attempt to resolve such disputes within a further period of five (5) Business Days after the date of notification by the Vendor to the Purchaser of such disputes, failing which such disputes shall be submitted for determination to Deloitte LLP. The determination of Deloitte LLP shall be final and binding upon the Parties and not subject to appeal, absent manifest error. Deloitte LLP shall be deemed to be acting as experts and not as arbitrators. The costs and expenses of Deloitte LLP shall be borne by the Vendor. The Vendor and the Purchaser shall each bear their own costs in presenting their cases to Deloitte LLP.

(e)	Delivery of Closing Balance Sheet. Immediately following the five (5) Business Day period referred to in Section 3.6(c) or the resolution of any dispute in accordance with the foregoing, as the case may be, the Purchaser shall forthwith deliver to the Vendor the final Closing Balance Sheet (the “Closing Balance Sheet”), final Working Capital Amount (the “Closing Working Capital Amount”) and the final Working Capital Adjustment (the “Working Capital Adjustment”). Such Closing Balance Sheet, Closing Working Capital Amount and Working Capital Adjustment shall be final and binding upon the Parties, absent manifest error.

(f)	Payment of Adjustment. Immediately following the delivery of the Closing Balance Sheet, the Closing Working Capital Amount and the Working Capital Adjustment pursuant to Section 3.6(e), the Vendor shall pay to the Purchaser any Negative Working Capital Adjustment or the Purchaser shall (i) pay to the Vendor any Positive Working Capital Adjustment; provided that the amount of any Negative Working Capital Adjustment payable by the Vendor shall be decreased by the amount, if any, by which the Base Amount was adjusted pursuant to Section 3.3(a) and (ii) the amount of any Positive Working Capital Adjustment shall be increased by the amount, if any, by which the Base Amount was adjusted pursuant to Section 3.3(a).

(g)	Negative Working Capital Adjustment. In the event of a Negative Working Capital Adjustment, the Vendor and the Purchaser shall promptly execute and deliver to the Escrow Agent a written direction authorizing the release to the Purchaser within two (2) Business Days of the amount of such Negative Working Capital Adjustment, as adjusted as described in Section 3.6(f), from the Working Capital Holdback Amount. In the event of a Negative Working Capital Adjustment Amount that exceeds the Working Capital Holdback Amount, the Vendor shall pay the amount of such excess by certified cheque or banker’s draft within two (2) Business Days after the final determination of the amounts due in accordance with this Section 3.6. In the event of a Negative Working Capital Adjustment Amount in an amount less than the Working Capital Holdback Amount, the Vendor and the Purchaser shall execute and deliver to the Escrow Agent a written direction authorizing the release to the Vendor within two (2) Business Days after the final determination of amounts due in accordance with this Section 3.6 of the balance of the Working Capital Holdback Amount.

(h)	Positive Working Capital Adjustment. In the event of a Positive Working Capital Adjustment, (i) the Purchaser shall pay to the Vendor the amount of such Positive Working Capital Adjustment, as adjusted as described in Section 3.6(f), by certified cheque or banker’s draft within two (2) Business Days after the final determination of the amounts due in accordance with this Section 3.6; and (ii) the Vendor and Purchaser shall execute and deliver to the Escrow Agent a written direction authorizing the release to the Vendor within two (2) Business Days after the final determination of amounts due in accordance with this Section 3.6, of the Working Capital Holdback Amount.

(i)	No Working Capital Adjustment. If the Closing Working Capital Amount is equal to the Base Working Capital Amount and there was an adjustment to the Base Amount paid at Closing pursuant to Section 3.3(a), then (i) the Purchaser shall pay to the Vendor the amount of such adjustment in Section 3.6(f), by certified cheque or banker’s draft within two (2) Business Days after the final determination of the amounts due in accordance with this Section 3.6; and (ii) the Vendor and Purchaser shall execute and deliver to the Escrow Agent a written direction authorizing the release to the Vendor within two (2) Business Days after the final determination of amounts due in accordance with this Section 3.6, of the Working Capital Holdback Amount.

3.7 Holdback Amount

(a)	Pursuant to and in accordance with the terms of the Escrow Agreement, the Escrow Agent shall deduct from the Holdback Amount and release from escrow and deliver to the Purchaser out of the Holdback Amount (i) any Negative Working Capital Adjustment as finally determined in accordance with Section 3.6(f) and which has not been previously paid by the Vendor, as applicable; and (ii) the amount of any Claim made by the Purchaser or its Representatives pursuant to Article 11 to the extent that the Purchaser (or its Representatives) is determined to be entitled to such Claim upon the final resolution thereof.

(b)	Pursuant to and in accordance with the terms of the Escrow Agreement, subject to such deductions from the First Claims Holdback Amount as are required pursuant to any unsettled Claims and the release terms of the Escrow Agreement, on the date that is twelve (12) months from the Closing Date, the Escrow Agent shall, without any further authorization, release from escrow and pay the First Claims Holdback Amount (plus all interest earned to such date on the First Claims Holdback Amount but less the amount of any unsettled Claims) to the Vendor or as directed in writing by the Vendor.

(c)	Pursuant to and in accordance with the terms of the Escrow Agreement, subject to such deductions from the Second Claims Holdback Amount as are required pursuant to any unsettled Claims and the release terms of the Escrow Agreement, on the date that is fifteen (15) months from the Closing Date, the Escrow Agent shall, without any further authorization, release from escrow and pay the remaining amount of the Holdback Amount and all interest earned thereon (less the amount of any unsettled Claims) to the Vendor or as directed in writing by the Vendor.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE VENDOR,
ENDEVOR AND PETER KELK

4.1 Representations and Warranties of the Vendor

The Vendor hereby covenants, represents and warrants to the Purchaser that:

(a)	Organization and Good Standing of the Vendor. The Vendor is a corporation organized, validly existing, in good standing and is up to date in all of the filings and registrations required under the Applicable Laws of its jurisdiction of incorporation and has all necessary corporate power, authority and capacity to own or lease its property and assets and to carry on the Purchased Business as presently conducted by it. Neither the nature of the Purchased Business nor the location or character of the Purchased Assets requires the Vendor to be registered, recorded, licenced or otherwise qualified as an extra-provincial or foreign corporation or to be in good standing in any jurisdiction other than in the Province of Ontario where it is duly registered, licenced or otherwise qualified and in good standing for such purpose, except where the failure to be so registered, licenced or qualified would not have a Material Adverse Effect on the Purchased Business.

(b)	No Options. No Person now has or at Closing will have any right, option, agreement or arrangement capable of becoming an agreement for the acquisition of any of the Purchased Assets or any interest therein from the Vendor, other than pursuant to purchase orders accepted by the Vendor in the ordinary course of business.

(c)	Due Authorization, Etc. The Vendor has all necessary corporate power, authority and capacity to enter into this Agreement and the agreements and other instruments contemplated herein and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the agreements and other instruments contemplated herein and the consummation of the transactions contemplated hereunder have been duly authorized by all necessary corporate action on the part of the Vendor.

(d)	Valid and Binding Obligation. This Agreement constitutes and the agreements and other instruments contemplated herein when executed will constitute valid and binding obligations of the Vendor enforceable against the Vendor in accordance with the terms hereof and thereof subject, however, to limitations with respect to enforcement imposed by Applicable Law in connection with bankruptcy or similar proceedings affecting the rights of creditors generally and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(e)	No Violation. The disposition of the Purchased Assets and the entering into and performance of this Agreement and the agreements and other instruments contemplated herein will not violate, contravene, breach or offend against or result in any default or rights of acceleration or demand under (i) any Contract to which the Vendor is a party or by which it may be bound or affected, except for the necessity of obtaining the Consents or (ii) any Applicable Law.

(f)	Financial Statements. The Vendor has made available to the Purchaser correct (in all material respects) and complete copies of the Financial Statements and the Interim Financial Statements, including the Balance Sheet and Interim Balance Sheet, the statements of income, retained earnings and source and application of funds therein contained and the notes thereto, which have been prepared in accordance with ASPE (other than the Interim Statements which have not been prepared in accordance with ASPE) applied on a basis consistent with those from the prior period forward and present fairly:

(i) all of the assets, liabilities (whether accrued, determinable, absolute, contingent or otherwise) and the financial condition of the Purchased Business, as the case may be, as at April 30, 2012 and October 31, 2012; and

(ii) the sales, earnings and results of operations of the Purchased Business during the period covered by such Financial Statements and Interim Financial Statements.

(g)	Absence of Undisclosed Liabilities. Except for those debts, liabilities and obligations (i) set forth or specifically reserved against in the Balance Sheet or the Interim Balance Sheet (including the notes thereto); (ii) disclosed in Schedule 4.1(g); or (iii) incurred in the ordinary and usual course of the Purchased Business and which, either individually or in the aggregate, are not, and are not reasonably likely to be, materially adverse to the Purchased Business, or the operations, assets, properties or financial condition of the Purchased Business, the Vendor does not have any outstanding indebtedness or any liabilities or obligations (whether accrued, determinable, absolute, contingent or otherwise) relating to the Purchased Business.

(h)	Warranty Claims. The Vendor has disclosed on Schedule 4.1(h) all currently existing Warranty Claims. Except as disclosed on such Schedule, to the Knowledge of the Vendor, there are no latent defects, design faults or improper workmanship in goods or services sold by the Purchased Business or any threatened Warranty Claims.

(i)	Business Carried on in Ordinary Course. Except to the extent disclosed on Schedule 4.1(i), the Purchased Business has been carried on in the ordinary and usual course since the Balance Sheet Date and there has been no change in the affairs, business, operations or condition of the Purchased Business, financial or otherwise, or arising as a result of any legislative or regulatory change, revocation of any licence or right to do business, fire, explosion, accident, casualty, labour problem, flood, drought, riot, storm, act of God or otherwise, except changes occurring in the ordinary course of business and which, in the aggregate, have not materially adversely affected and will not materially adversely affect the nature and manner of conducting the Purchased Business, or the operations, assets, properties or financial condition of the Purchased Business.

(j)	Title to and Use of Properties. The Vendor has valid, good and marketable title to, a valid leasehold interest in, or a valid licence to use all of the Purchased Assets including without limitation those reflected in the Balance Sheet or acquired since the Balance Sheet Date (except as since transferred, sold or otherwise disposed of in the ordinary course of business in compliance with this Agreement), free and clear of all Liens, except as disclosed in Schedule 4.1(j), which Liens shall be discharged on or prior to Closing. The Vendor is not engaged in any business or operations other than the Business. The Purchased Assets constitute all of the assets and rights necessary to conduct the Business immediately following the Closing in substantially the same manner as the Business is being conducted on the date of this Agreement.

(k)	Condition and Description of the Vendor’s Assets. All facilities, vehicles, machinery and equipment owned and used by the Vendors in connection with the Purchased Business are in good operating condition, are in a state of good repair and maintenance, reasonable wear and tear excepted, are usable in the ordinary course of the Purchased Business, are in compliance with all Applicable Laws in all material respects. All motor vehicles, machinery and equipment used in connection with the Purchased Business are described in Schedule 4.1(k).

(l)	Tangible and Intangible Properties. The Vendor is entitled to use in connection with the Purchased Business all equipment, other personal property and fixtures in the possession or custody of the Vendor which, as of the date hereof, are acquired under a conditional sales contract or other title retention document, or are held under licence or similar arrangement, a list of which and of the conditional sales contracts, title retention documents, licences, agreements or other documentation relating thereto is set forth in Schedule 4.1(l).

(m)	Intellectual Property Rights.

(i) Schedule 4.1(m) sets forth all intellectual property that is material to the Purchased Business, including without limitation, (x) a complete and accurate listing of all of the Vendor’s intellectual property that is the subject of an application or registration issued by, filed with, or recorded by, any Governmental Authority or similar private organization, including the application or registration number and the jurisdiction of each item; (y) a complete and accurate listing of all of the Vendor’s proprietary software; and (z) a complete and accurate listing of all software licenced under written agreement for use by the Vendor other than commercially available, off-the-shelf computer software programs.

(ii) The Vendor owns, licences or has the right to use, all material intellectual property rights used in the operation of the Purchased Business.

(iii)	The only trade names related to the Purchased Business are “George Kelk” and “KELK”.

(iv)	All registrations and applications for registration of the Vendor’s intellectual property currently used in the Purchased Business are subsisting and unexpired, have not been abandoned or cancelled and to the Knowledge of the Vendor, are valid and enforceable.

(v)	The Vendor owns, licenses or has the right to use its material intellectual property free and clear of all Liens. No actions, suits, proceedings, arbitrations or mediations or similar actions have been instituted, are pending or, to the Knowledge of the Vendor, are threatened against the Vendor that challenge the rights of the Vendor in or to the validity, enforceability or ownership of the Vendor’s owned intellectual property, or use by the Vendor of any licenced intellectual property. The use of the Vendor’s intellectual property as currently used by the Vendor in the conduct of the Purchased Business does not infringe upon, misappropriate, or otherwise violate the intellectual property rights of any Person (except to the extent that the Vendor is indemnified for such infringement in a Contract assigned to the Purchaser hereunder), and the Vendor has not received any Claim in the past three years alleging such infringement, misappropriation or violation. To the Knowledge of the Vendor, no person is infringing upon or misappropriating or otherwise violating any of the Vendor’s owned intellectual property.

(vi)	All Employees and contractors who created intellectual property owned or used by the Vendor in association with the Purchased Business in the course of their employment or service, as applicable, have transferred and assigned all of their rights in and to such intellectual property to the Vendor pursuant to written assignment agreements and have waived their moral rights and rights of a similar nature in and to such intellectual property.

(vii)	The Vendor takes commercially reasonable actions to protect its trade secrets and confidential information.

(viii)	Each Employee, contractor and agent of the Vendor has signed a confidentiality and non-disclosure agreement, and there have not been any breaches of such confidentiality and non-disclosure agreements, to the Knowledge of the Vendor. To the Knowledge of the Vendor, its employment of any of its Employees or the retainer of any consultant does not violate any non-disclosure or non-competition agreement between any Employee or consultant and a third party.

(ix) Except as required by the Contracts listed in the Schedules to this Agreement, there are neither any royalty payments, licence fees or charges payable to or by the Vendor nor any licence, user or other agreements in respect thereof.

(n)	Collectability of Accounts Receivable. All Accounts Receivable due or accruing to the Vendor in connection with the Purchased Business are bona fide and to the Knowledge of the Vendor, subject to allowance for doubtful accounts taken in accordance with ASPE, collectible at the aggregate recorded amounts thereof. No customer has indicated to the Vendor an unwillingness or inability to pay any amount included in the Accounts Receivable of the Vendor that has not been fully provided against in the Financial Statements or the Interim Financial Statements.

(o)	Leases of Real and Personal Property. The Vendor is not a party to or bound by any Leases or agreements in the nature of Leases or any interest therein, either as lessor or lessee, or agreements to enter into such Leases, other than those Leases referred to in Schedule 4.1(o) (in which is specified the parties, their dates of execution and expiry dates, any options to renew, the location of any leased lands, chattels or premises and the rental payments thereunder) and all interests held by the Vendor as lessor or lessee under such Leases are free and clear of any and all Liens except for the security interest held by the Vendor’s bank over all of its assets, which will be released prior to Closing in respect of the Purchased Assets. All rental and other payments required to be paid by or to the Vendor pursuant to such Leases have been duly paid and the Vendor is not otherwise in default in meeting its obligations under any such Leases nor has the Vendor received any notice of default or termination under such Leases. There does not exist under any such Leases any right of offset or any adverse Claim. To the Knowledge of the Vendor, there are no events or circumstances which could give rise to any party claiming default by the Vendor under such Leases. No consent of any parties to such Leases (other than the Vendor) is required by reason of the transactions contemplated hereby except as specified in Schedule 4.1(o) nor will such transactions impose any more onerous obligations on the Vendor under such Leases. The Vendor has not received any written notice of any non-compliance with any Applicable Law from any Governmental Authority which has not been complied with to date to such Governmental Authority’s satisfaction in connection with any of the Leased Real Property nor has the Vendor received any written notice advising of any defects in the construction, state of repair or state of completion of the Leased Real Property or directing that any alteration, repair, improvement or other work be done with respect thereto or relating to any non-compliance of any building permit, building or land use by-law. The Vendor has not given notice of default to any Landlord and, to the Knowledge of the Vendor, each of the landlords of each of the Leased Real Property is in compliance with its obligations under the Leases

(p)	Compliance with Contracts. The Vendor is not in material default under any Contract (including, without limitation, the Material Contracts and any other Contracts referred to in the Schedules hereto) to which it is a party or by which it is bound relating to the Purchased Business, and there exists no state of facts which after notice or lapse of time or both would constitute such a material default and all such Contracts are now in good standing and in full force and effect and the Vendor is entitled to all rights and benefits thereunder.

(q)	Environmental Compliance.

	(i)	The Vendor and the Purchased Business have, and the Purchased Assets have been operated, at all times been in material compliance with all Environmental Laws and there are no facts known to the Vendor that could give rise to non-compliance with any Environmental Law in connection with the Purchased Assets or the Purchased Business. The Vendor, in connection with the Purchased Assets and the Purchased Business, is in possession of the environmental permits listed on the attached Schedule 4.1(q) (the “Environmental Permits”). All Environmental Permits are validly issued, in full force and effect, have been materially complied with and there are no proceedings in progress, pending or, to the Knowledge of the Vendor, threatened which may result in a cancellation, revocation, suspension or modification of any Environmental Permit.

	(ii)	The Vendor has not received any written request for information, complaint, demand, administrative enquiry, notice of claim, notice of responsibility, notice of violation, notice of intent to bring a “citizen suit” under any Environmental Laws or any other information indicating that it is or may be liable or held responsible under Environmental Laws in connection with the Purchased Assets or the Purchased Business and there are no civil, administrative, or criminal proceedings pending or to the Knowledge of the Vendor threatened against the Vendor or the Purchased Assets or the Purchased Business.

	(iii)	The Vendor has not used any of the Leased Real Property or permitted them to be used to generate, manufacture, refine, treat, transport, store, handle, dispose, transfer, use, produce or process Hazardous Substances except in compliance with all applicable Environmental Laws.

	(iv)	The Vendor has provided to the Purchaser copies of all documents, records and information in its possession or control concerning any environmental matter relating to the Purchased Assets and the Purchased Business or to the Leased Real Property, Environmental Permits and analysis and monitoring data for soil, ground water and surface water and all material third party reports pertaining to any environmental assessments or audits that were obtained by, or in the possession and control of the Vendor in connection with the Purchased Assets.

(r)	Employees, etc. (i) Schedule 4.1(r) sets forth a true and complete list of all Employees and independent contractors in connection with the Purchased Business as at the date of this Agreement, including each Employee’s and each independent contractor’s: title, date of hire, vacation entitlement; location of employment, compensation including wages/salary, commission, bonus and other remuneration); whether such individual is on short-term or long-term disability, pregnancy or parental leave, temporary lay-off, workers’ compensation or other approved leave of absence; and whether such person is unionized; and whether such person is employed or engaged pursuant to a written Contract; (ii) the Vendor has properly characterized retained individuals as either Employees or independent contractors for the purposes of the Tax Act and other Applicable Laws; (iii) there are no changes pending, nor to the Knowledge of the Vendor, threatened, with respect to any members of management or key Employees or independent contractors of the Purchased Business, including without limitation, the resignation of any of such individuals other than as set out on Schedule 4.1(r); (iv) to the Knowledge of the Vendor, no current or former director or officer or Employee of or consultant to the Vendor has violated the terms of any employment Contract, non-competition agreement, non-solicitation agreement, non-disclosure agreement, patent assignment agreement or ownership of intellectual property agreement or any other agreement containing restrictive covenants relating to the Vendor, the Purchased Business or the use of trade secrets or proprietary information; and (v) there is not in existence nor is the Vendor proposing to introduce any share incentive scheme, share option scheme or profit sharing scheme for all or any part of its directors or Employees.

(s)	Employment Contracts, etc. Except as set forth in Schedule 4.1(s), the Vendor does not have any obligations, contingent or otherwise, to any current or former Employees or independent contractors of the Purchased Business under any of the Benefit Plans or under any employment Contract, plan, program, policy, or other arrangement (including the Benefit Plans), except, subject to Applicable Law, those that are terminable upon not more than thirty (30) days’ notice.

(t)	No Enhanced Rights. Subject to compliance with the Purchaser if its obligations as set out in Section 8.4, neither the execution of this Agreement nor the consummation of any of the transactions contemplated in this Agreement will:

(i)	result in any payment (including, without limitation, bonus, golden parachute, retirement, severance, retiring allowance or similar payment, or any other benefit or enhanced benefit) becoming due or payable to any current or former Employee, officer or director of the Vendor or the Purchased Business (other than in respect of those Employees listed on Schedule 8.4(a) or those Active Employees who are offered employment with the Purchaser and do not accept employment with the Purchaser);

	(ii)	increase the compensation or benefits otherwise payable to any current or former Employee, officer or director of the Vendor or of the Purchased Business;

	(iii)	entitle any Employee to any job security or similar entitlement; or

	(iv)	result in the acceleration of the time of payment or vesting of any benefits or entitlements otherwise available pursuant to any Benefit Plan.

(u)	Labour Matters.

	(i)	In the past ten (10) years, neither the Vendor nor, to the Knowledge of the Vendor, any other Person has made any agreements with or commitments to or conducted negotiations with, directly or indirectly, any trade union, employee association or other similar entity, and no trade union, employee association or other similar entity has any bargaining rights, acquired by certification, voluntary recognition or otherwise with respect to any of the Employees;

	(ii)	The Vendor is not aware of any current attempts to organize or establish any trade union, employee association, or other similar entity affecting any of the Employees;

	(iii)	Neither the Vendor nor any other party has received notice of any application for certification affecting any of the Employees;

	(iv)	There is no labour strike, dispute, slowdown, stoppage or other labour difficulty pending, involving or, to the Knowledge of the Vendor, threatened, against or affecting the Vendor or the Purchased Business;

	(v)	No collective bargaining agreement is currently being negotiated by the Vendor nor, to the Knowledge of the Vendor, any other party in connection with the Purchased Business;

	(vi)	No grievance nor any arbitration proceeding arising out of or pursuant to any collective bargaining agreement nor any labour complaint is pending with respect to any of the Employees; and

(vii) No trade union, council of trade union, employee bargaining agent or affiliated bargaining agent has, to the Knowledge of the Vendor, been declared a related employer in connection with the Purchased Business, including, pursuant to Section 1(4) of the Labour Relations Act (Ontario).

(v)	Workers’ Compensation. All levies, assessments or amounts owing under the Workplace Safety and Insurance Act (Ontario) and under the workers’ compensation legislation of any other jurisdiction where the Vendor or any of the Purchased Business carry on business or employ any Employees that are currently due for payment have been paid in full. The Purchased Business has not been and is not subject to any additional or penalty assessment under such legislations which has not been paid and is currently due and has not been given notice of any audit. There are no pending nor, to the Knowledge of the Vendor, potential assessments, experience rating charges or Claims which could adversely affect the Vendor’s premium payments or accident cost experience or result in any additional payments in connection with the Purchased Business. On or before the Closing, the Vendor shall provide a clearance or purchase certificate or other similar documentary evidence from the workers’ compensation authority in each jurisdiction where the Vendor or the Purchased Business carry on business or employ any Employees, such certificate or documentary evidence to certify that there are no outstanding assessments, penalties, fines, levies, charges, surcharges, or other amounts due or owing to such authorities.

(w)	Compliance with Employment Laws. The Vendor and the Purchased Business are in compliance in all material respects with all Applicable Laws respecting employment and employment practices (including, without limitation, employment insurance, employer health tax, employment standards, labour relations, occupational health and safety, human rights, workers’ compensation, employment equity and pay equity) and, to the Knowledge of the Vendor, there are no pending or threatened proceedings before any Governmental Authority with respect to any of the foregoing.

(x)	Employment Remittances. All liabilities to or arising in connection with all Employees and all obligations of the Vendor and of the Purchased Business (including, without limitation, all compensation, Taxes, and all payments, contributions or premiums required to be remitted or paid in respect of each of the Benefit Plans) and in respect of employment insurance, employer health tax, Canada Pension Plan, accrued wages, commissions and other compensation that are due on or before the Closing Date shall have been paid on or prior to the Closing Date and those payments not yet due shall have been accrued on the Books and Records of the Purchased Business. There are no outstanding defaults or violations of any of the Benefit Plans by the Vendor nor, to the Knowledge of the Vendor is there any knowledge of any such default or violation by any other party.

(y)	No Shutdowns. In the five (5) years preceding this date of this Agreement, there has been no plant shutdown or any group or mass termination of any of the Employees which, for the purposes of this Agreement, shall be deemed to have occurred in the event of any permanent or temporary layoff or termination of employment of more than fifty (50) such Employees employed within any city, municipality or single workplace establishment of the Vendor or the Purchased Business during any four (4) week period. The Vendor has no obligation to re-instate any Employee or former Employee in connection with the Purchased Business.

(z)	Vacation Pay, etc. All vacation pay, bonuses, commissions and other remuneration for Employees are accurately reflected and have been properly accrued in the Financial Statements and Books and Records of the Purchased Business and such accruals are adequate to meet any bona fide Claims of Employees.

(aa)	Employee Health and Safety. Except as set out in Schedule 4.1(aa):

	(i)	there have been no occupational health or safety occurrences affecting the Employees of any nature or type, including, without limitation, the presence of any industrial disease or any long-term occupational illness in the workplace or among any of the Employees or former Employees of the Vendor or the Purchased Business that have resulted in or which would reasonably be expected to result in a Claim against the Vendor or the Purchased Business by any of the Employees or former Employees, or by their respective dependents, heirs or legal personal representatives, or under any applicable insurance program, workers’ compensation or other Applicable Laws;

	(ii)	there are no outstanding, or to the Knowledge of the Vendor, potential inspection orders, violations, investigations, or prosecutions under any Environmental Laws; and

	(iii)	any issues discussed at or arising out of meetings of any health and safety committee of the Vendor or the Purchased Business have been reviewed and completed to the satisfaction of the health and safety committee and properly recorded in its minutes.

(bb)	Health and Safety Diligence. The Vendor has made available to the Purchaser true and complete copies of the following information as they relate to the Purchased Business:

	(i)	all health and safety policies;

	(ii)	list of all Hazardous Substances and all information pertaining to the use, control or storage thereof;

	(iii)	all health and safety orders or instructions, inspection reports, testing results, records of health and safety audits and minutes of all meetings of any health and safety committee for the two (2) years prior to the date of this Agreement;

	(iv)	all pay equity plans, audits and investigation in connection therewith, and the status of their implementation; and

	(v)	list of outstanding federal Contracts to be completed or any current bids for federal Contracts that may contractually bind the Vendor or any of the Purchased Business to federal fair wage, hours or work and employment equity requirements.

(cc)	Employee Liabilities. All liabilities in respect of Employees have or shall have been paid to the Effective Time, including premium contributions, remittance and assessments for unemployment insurance, employer health tax, Canada Pension Plan, income tax, workers’ compensation and any other employment related legislation, accrued wages, bonuses, vacation, Taxes, salaries, commissions and Benefit Plan payments, other than to the extent accrued on the Closing Balance Sheet.

(dd)	Customers and Suppliers. Schedule 4.1(dd) sets forth a true and correct list of the fifteen largest customers and the fifteen largest suppliers of the Purchased Business by dollar amount during each of the fiscal years ended April 30, 2012 and April 30, 2011, showing the approximate total sales by the Vendor to each such customer and approximate total purchases by the Vendor from each such supplier during such periods. Since the Balance Sheet Date, no such supplier or customer has canceled in writing or otherwise terminated in writing, or, to the Knowledge of the Vendor, threatened to cancel or otherwise terminate, its relationship with the Vendor. Schedule 4.1(dd) also sets forth a true and correct list of each current sales order and purchase order of the Purchased Business that exceeds $100,000 in annual payments to or by the Vendor and the estimated completion date of each such order.

(ee)	Pension and Benefit Plans.

	(i)	The Vendor does not contribute to a pension or retirement plan for its Employees or former Employees of the Purchased Business, except as disclosed in Schedule 4.1(ee).

	(ii)	Schedule 4.1(ee) contains a complete and correct list of all Benefit Plans. The Vendor has no formal plans or commitments, legally binding or otherwise, to create any additional pension, benefit or compensation plans or to modify or change any existing Benefit Plan. Current and complete copies of all Benefit Plans have been provided or made available to the Purchaser.

	(iii)	All contributions to and payments from each Benefit Plan that were required to be made in accordance with the terms of any such Benefit Plan, or with the recommendation of the actuary for such Benefit Plan, and, where applicable, with the laws that govern such Benefit Plan, have been made in a timely manner, in accordance with such plan terms, actuarial recommendation and Applicable Laws.

	(iv)	No Benefit Plan promises or provides retiree welfare benefits or retiree life insurance benefits or any other non-pension post-retirement benefits to any Person.

	(v)	All contributions and premiums required to be paid to all statutory plans which the Vendor is required to comply with, including the Canada Pension Plan and plans administered pursuant to applicable provincial health tax, workers compensation and employment insurance laws, have been paid by the Vendor in accordance with Applicable Laws or have been accrued in the Books and Records of the Purchased Business.

(ff)	Litigation and Claims. With respect to the Purchased Business, except as disclosed in Schedule 4.1(ff):

	(i)	there is no suit, action, litigation, labour grievance or complaint, investigation, (including, without limitation, investigations under human rights or health and safety legislation) or administrative, governmental, arbitration or other proceeding (whether or not purportedly on behalf of the Vendor), including without limitation appeals and applications for review, in progress, pending or, to the Knowledge of the Vendor, threatened against the Vendor (or, to the Knowledge of the Vendor, against any of its current or former officers, managers, directors or Employees in their capacities as such), affecting the Purchased Business or any of the Purchased Assets, or affecting the right of the Vendor to enter into this Agreement or perform the Vendor’s obligations hereunder;

	(ii)	to the Knowledge of the Vendor, there are no existing grounds upon which any suit, action, litigation, labour grievance or complaint, investigation or proceeding referred to in clause (i) above might be commenced with any reasonable likelihood of success; and

	(iii)	there is not presently outstanding against the Vendor any judgment, decree, injunction, rule, order or award of any court, Governmental Authority, commission, board, bureau, agency, instrumentality or arbitrator or any settlement agreement binding upon it relating to the Purchased Business and the Purchased Assets.

(gg)	Compliance with Applicable Laws; Permits. The Vendor is conducting the Purchased Business in compliance in all material respects with all Applicable Laws of each jurisdiction in which the Purchased Business is carried on. Schedule 4.1(gg) sets forth all licenses, permits and other governmental authorizations necessary to the ownership of its assets and properties or the conduct of the Purchased Business all of which are set forth on.

(hh)	Residence of the Vendor. The Vendor is not a non-resident of Canada for the purposes of Section 116 of the Tax Act.

(ii)	Insurance. The Vendor maintains such policies of insurance, issued by responsible insurers, as are appropriate to the Purchased Business and the Purchased Assets in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses and assets. Such policies are not being assigned to the Purchaser pursuant to this Agreement. Schedule 4.1(ii) lists all such policies. All such policies of insurance are in full force and effect and the Vendor is not in default, whether as to the payment of premium or otherwise, under the terms of any such policy and has not failed to give any notice or present any Claim under any such insurance policy in due and timely fashion. No notice of cancellation or non-renewal with respect to, nor disallowance of any Claim under or with respect to any such policy has been received by the Vendor. Except has set forth on Schedule 4.1(ii), the Vendor has made no claim under any casualty issuance policy during the past five years.

(jj)	Non-Arm’s Length Transactions. With respect to the Purchased Business, except as disclosed in Schedule 4.1(jj) and for the employment set forth in Schedule 4.1(s), the Vendor is not and has not been since the Balance Sheet Date a party to any Contract with any associated or affiliated corporation within the meaning of the Business Corporations Act (Ontario) or with any of its officers, directors, shareholders or Employees, or former officers, directors, shareholders or Employees, or any other person not dealing at arm’s length (as such term is construed under the Tax Act), with any of the foregoing.

(kk)	Payments and Loans to Directors, Officers, Etc. Since the Balance Sheet Date, the Vendor, in respect of the Purchased Business, has not made or authorized any payment to or conferred or authorized to be conferred any benefit upon any of its officers, directors, shareholders or Employees, or former officers, directors, shareholders or employees or to any other person not dealing at arm’s length (as such term is construed under the Tax Act) with any of the foregoing, except in the ordinary course of the Purchased Business and at the regular rates payable to them of salary, pension, bonuses, rents or other remuneration of any nature and relocation expenses and reimbursements and except as disclosed in Schedule 4.1(kk). Except as expressly otherwise disclosed in Schedule 4.1(kk), the Vendor has not made any loans or has any indebtedness outstanding to any of their officers, directors, shareholders or Employees, or former officers, directors, shareholders or employees or to any other person not dealing at arm’s length (as such term is construed under the Tax Act) with any of the foregoing.

(ll)	Copies of Agreements, Etc. True, correct and complete copies of all Contracts, Leases, instruments and other documents listed in the Schedules hereto have been delivered or made available to the Purchaser.

(mm)	Absence of Unusual Transactions. Except as disclosed on Schedule 4.1(mm), since the Balance Sheet Date, in respect of the Purchased Business or the Purchased Assets and without limiting anything elsewhere contained in this Agreement, the Vendor has not:

	(i)	declared or paid any dividend or declared or made any other distribution in respect of the Purchased Business;

	(ii)	made or made a commitment to make any general wage or salary increases in respect of personnel of the Purchased Business;

	(iii)	made or authorized or intended to make any capital expenditures in respect of the Purchased Business (which, for greater certainty does not include repair and maintenance expenditures in the ordinary and usual course of the Purchased Business) with an aggregate value in excess of One Hundred Thousand Dollars ($100,000); or

	(iv)	authorized or agreed, or otherwise become committed to do any of the foregoing.

(nn)	Material Contracts. The following types of Contracts to which the Vendor is a party or by which the Vendor is bound and that have not been fully performed or have not otherwise expired or terminated shall be referred to herein as “Material Contracts”:

	(i)	Contracts that involve aggregate annual payments by or to the Vendor of more than $100,000;

	(ii)	Contracts that relate to or evidence indebtedness or pursuant to which a Lien has been placed on any material asset or property of the Vendor;

	(iii)	Contracts that contain any (A) covenant limiting the ability of the Vendor to engage in any line of business or compete with any Person or (B) obligation on the part of the Vendor to indemnify any Person or (C) guaranty by the Vendor of the obligations of any other Person;

(iv)	Contracts that create or relate to a partnership or joint venture to which the Vendor is a party, or pursuant to which the Vendor has any ownership interest in any other Person;

(v)	Contracts for (A) the disposition of the capital stock of the Vendor or the disposition of any Purchased Asset (other than Inventory disposed of in the ordinary course of business), (B) the acquisition of any capital stock or other equity interest in, or assets or business of, any other Person, in each case, other than in the ordinary course of business, or (C) any merger, recapitalization, redemption, reorganization or other similar Contract;

(vi)	Contracts relating to the employment or compensation of any Employee of the Vendor (other than the Benefit Plans disclosed on Schedule 4.1(ee)) including the employment, management service, employee benefit, deferred compensation, profit sharing, and other similar agreements and plans listed in Schedule 4.1(s);

(vii)	Contracts under which the Vendor has, directly or indirectly, made any advance, loan or extension of credit to any Person;

(viii)	Contracts for capital expenditures or the acquisition or construction of fixed assets for the benefit and use of the Vendor, the performance of which involves consideration in excess of $50,000 annually or $100,000 in the aggregate;

(ix)	any Contract concerning licenced intellectual property involving consideration in excess of $25,000 per year;

(x)	Contracts for the purchase or sale of real property and the Real Property Leases and those Leases of personal property listed in Schedule 4.1(o);

(xi)	any Contract between the Vendor and any Affiliate of the Vendor, as set forth on Schedule 4.1(jj);

(xii)	the conditional sales contracts, title retention documents and licences listed in Schedule 4.1(l);

(xiii)	its insurance policies described in Schedule 4.1(ii) which are not being sold or transferred to the Purchaser;

(xiv)	any Contract with a Governmental Authority;

(xv)	any Contract to which the Vendor is a party, the termination of which would cause a Material Adverse Effect; and

(xvi)	any commitment to enter into any agreement of the type described in subsections (i) through (xv) of this Section 4.1(nn).

Schedule 4.1(nn) contains a complete and accurate list of all Material Contracts.

(oo)	Subsidiaries. The Vendor does not own, directly or indirectly, any securities of, or other equity interests in, any Person.

(pp)	Inventories. All finished goods Inventory is in a condition useable and saleable in the ordinary course of business of the Vendor. The quantities of each item of Inventory are not excessive and are reasonable in the present circumstances of the Vendor. No Inventory has been pledged as collateral or is held on a consignment basis. All Inventory imported into China is done so in compliance with Applicable Law.

(qq)	Investment Canada Act. The Purchased Business is not a “cultural business” within the meaning of the Investment Canada Act (Canada).

(rr)	Competition Act. The aggregate value of the Purchased Assets and the gross revenues from sales in or from Canada generated from the Purchased Asset, all as determined in accordance with Part IX of the Competition Act (Canada) and the Notifiable Transactions Regulations thereunder, do not exceed $77 million.

(ss)	Taxes.

(i) The Vendor has duly and timely filed its Tax Returns with the appropriate Governmental Authority and has duly, completely and correctly reported all income and all other amounts and information required to be reported thereon.

(ii) The Vendor has duly and timely paid all Taxes, including all installments on account of Taxes for the current year, that are due and payable by it, and the Vendor has established reserves that are reflected on the Financial Statements that are adequate for the payment by the Vendor of all Taxes that are not yet due and payable (and that will not be due and payable by the Closing Date) and that relate to periods ending on or prior to the Closing Date.

(iii) The Purchased Assets constitute all or substantially all of the property used in a commercial activity that forms all or a part of the Business. The Vendor has not been and is not now a financial institution for the purposes of the GST Legislation. The Vendor is a registrant for the purposes of the GST Legislation and its registrant number is 10199 2030 RT.

(iv) All federal and provincial sales Taxes, goods and services Taxes and other similar Taxes applicable to the Purchased Business or to the Purchased Assets (other than on the transfer thereof to the Purchaser) with respect to all periods prior to the Closing will have been paid and satisfied prior to the Closing.

4.2 Representations and Warranties of Endevor

Endevor hereby covenants, represents and warrants to the Purchaser that:

(a)	Organization and Good Standing. Endevor is a corporation duly incorporated and organized, validly existing, in good standing and is up to date in all of the filings and registrations required under the laws of Ontario.

(b)	Due Authorization, Etc. Endevor has all necessary corporate power, authority and capacity to enter into this Agreement and the agreements and other instruments contemplated herein and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the agreements and other instruments contemplated herein and the performance of the transactions contemplated hereunder and thereunder have been duly authorized by all necessary corporate action on the part of Endevor.

(c)	Valid and Binding Obligation. This Agreement constitutes and the agreements and other instruments contemplated herein when executed will constitute valid and binding obligations of Endevor enforceable against Endevor in accordance with the terms hereof and thereof subject to limitation with respect to enforcement imposed by Applicable Law in connection with bankruptcy or similar proceedings affecting the rights of creditors generally and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(d)	No Violation. Endevor is not a party to, bound by or subject to any Contract or Applicable Law which would be violated, contravened or breached by, or under which any default would occur as a result of the execution and delivery by the Purchaser of this Agreement or the performance by Endevor of any of the terms hereof.

(e)	No Options. No Person now has or at Closing will have any right, option, agreement or arrangement capable of becoming an agreement for the acquisition of any of the Purchased Assets or any interest therein from the Vendor or Endevor, other than pursuant to purchase orders accepted by the Vendor in the ordinary and usual course of business.

4.3 Representations and Warranties of Peter Kelk

Peter Kelk hereby covenants, represents and warrants to the Purchaser that:

(a)	Valid and Binding Obligation. This Agreement constitutes and the agreements and other instruments contemplated herein when executed will constitute valid and binding obligations of Peter Kelk enforceable against Peter Kelk in accordance with the terms hereof and thereof subject to limitation with respect to enforcement imposed by Applicable Law in connection with bankruptcy or similar proceedings affecting the rights of creditors generally and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(b)	No Violation. Peter Kelk is not a party to, bound by or subject to any Contract or Applicable Law which would be violated, contravened or breached by, or under which any default would occur as a result of the execution and delivery by the Purchaser of this Agreement or the performance by Peter Kelk of any of the terms hereof.

(c)	No Options. No Person now has or at Closing will have any right, option, agreement or arrangement capable of becoming an agreement for the acquisition of any of the Purchased Assets or any interest therein from the Vendor, Endevor or Peter Kelk, other than pursuant to purchase orders accepted by the Vendor in the ordinary and usual course of business.

4.4 Reliance

Each of the Vendor, Endevor and Peter Kelk hereby expressly acknowledges that the Purchaser is relying upon the covenants, representations and warranties of such party contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto in connection with the sale of the Purchased Business hereunder.

ARTICLE 5-
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND PARENT

5.1 Representations and Warranties of the Purchaser and Parent

Each of the Purchaser and Parent hereby covenants, represents and warrants to the Vendor that:

(a)	Organization and Good Standing. Each of the Purchaser and Parent is a corporation duly incorporated and organized, validly existing, in good standing and is up to date in all of the filings and registrations required under the laws of its incorporation.

(b)	Due Authorization, Etc. Each of the Purchaser and Parent has all necessary corporate power, authority and capacity to enter into this Agreement and the agreements and other instruments contemplated herein and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the agreements and other instruments contemplated herein and the performance of the transactions contemplated hereunder and thereunder have been duly authorized by all necessary corporate action on the part of the Purchaser or Parent, as the case may be.

(c)	Valid and Binding Obligation. This Agreement constitutes and the agreements and other instruments contemplated herein when executed will constitute valid and binding obligations of each of the Purchaser and Parent enforceable against the Purchaser and the Parent in accordance with the terms hereof and thereof subject to limitation with respect to enforcement imposed by Applicable Law in connection with bankruptcy or similar proceedings affecting the rights of creditors generally and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(d)	No Violation. Neither the Purchaser nor the Parent is a party to, bound by or subject to any Contract or Applicable Law which would be violated, contravened or breached by, or under which any default would occur as a result of the execution and delivery by the Purchaser or the Parent of this Agreement or the performance by the Purchaser or the Parent of any of the terms hereof.

(e)	Financing. The Purchaser represents and warrants that it has secured or as of the Closing will secure adequate paid in capital and adequate funds to consummate all of the transactions contemplated by this Agreement and to pay the Purchase Price in accordance with the terms of this Agreement.

5.2 Reliance

Each of the Purchaser and Parent hereby expressly acknowledges that the Vendor is relying upon the covenants, representations and warranties of the Purchaser and the Parent contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto in connection with the sale of the Purchased Business hereunder.

ARTICLE 6
NO BROKER

6.1 No Broker

Each of the parties hereto represents and warrants to each other party hereto that all negotiations relating to this Agreement and the transactions contemplated hereby have been carried on between them directly and without the intervention of any other party in such manner as to give rise to any valid Claim against any of the parties hereto for a brokerage commission, finder’s fee or other like payment, except for a commission payable to KPMG Corporate Finance Inc. on Closing by the Vendor.

ARTICLE 7
CONDITIONS PRECEDENT TO THE PERFORMANCE BY THE PURCHASER AND
THE VENDOR OF THEIR OBLIGATIONS UNDER THIS AGREEMENT

7.1 Purchaser’s Conditions

The obligation of the Purchaser to complete the purchase of the Purchased Business hereunder shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is hereby acknowledged to be inserted for the exclusive benefit of the Purchaser and may be waived by the Purchaser in whole or in part):

(a)	Truth and Accuracy of Representations of Vendor, Endevor and Peter Kelk at Closing Time. All of the representations and warranties of the Vendor, Endevor and Peter Kelk made in or pursuant to this Agreement (including the Schedules hereto) or in any agreement, certificate or other document delivered or given pursuant to this Agreement, including, without limitation, the representations and warranties set forth in Article 4, shall be true and correct in all material respects as at the Closing Time (provided that the representations and warranties that are subject to a Material Adverse Effect or other materiality qualifier shall be true and correct in all respects) and with the same effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted hereby).

(b)	Performance of Obligations. The Vendor shall have complied with and performed in all respects its obligations, covenants and agreements herein, including, without limitation, the delivery of each item required to be delivered at the Closing Time set forth in Section 8.6.

(c)	Consents, Authorizations and Registrations. All consents (including the Required Consents), approvals, orders and authorizations of any Persons in Canada or elsewhere (or registrations, declarations, filings or recordings with any such authorities) in form and terms satisfactory to the Purchaser, acting reasonably, required for the completion of any of the transactions contemplated by this Agreement, the execution of this Agreement, the Closing or the performance of any of the terms and conditions hereof shall have been obtained on or before the Closing Time.

(d)	No Actions Taken Restricting Sale. No action or proceeding by law or in equity shall be pending or threatened in writing by any Person to enjoin, restrict or prohibit:

(i) the purchase and sale of the Purchased Assets; or

(ii) the right of the Purchaser to conduct the Purchased Business.

(e)	No Damage. No substantial damage to the Purchased Assets shall have occurred from the date hereof to the Closing Time.

(f)	No Material Adverse Effect. From the date hereof to the Closing Time, there shall have been no Material Adverse Effect, no action, suit, proceeding or investigation shall have been commenced or threatened against the Vendor, which, if successful, would reasonably be expected to have a Material Adverse Effect on the Purchased Business or the Purchased Assets.

(g)	Delivery of Agreements. The Consulting Agreement, the Kelk Non- Complete and the Escrow Agreement and shall have been executed and delivered by the applicable parties.

(h)	Discharge of Liens. The Liens registered against the Vendor under the Personal Property Security Act (Ontario) by Endevor and Royal Bank of Canada shall have been discharged and evidence thereof provided to the Purchaser.

7.2 Vendor’s Conditions

The obligation of the Vendor to complete the sale of the Purchased Business hereunder shall be subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is hereby acknowledged to be inserted for the exclusive benefit of the Vendor and may be waived by the Vendor in whole or in part):

(a)	Truth and Accuracy of Representations of Purchaser and the Parent at Closing Time. All of the representations and warranties of the Purchaser made in or pursuant to this Agreement or in any agreement, certificate or other document delivered or given pursuant to this Agreement, including without limitation the representations and warranties set forth in Article 5, shall be true and correct in all material respects as at the Closing Time (provided that the representations and warranties that are subject to a materiality qualifier shall be true and correct in all respects) and with the same effect as if made at and as of the Closing Time.

(b)	Performance of Obligations. The Purchaser and the Parent shall have complied with and performed in all respects all of its obligations, covenants and agreements herein.

ARTICLE 8
COVENANTS OF THE VENDOR AND THE PURCHASER

8.1 Access Investigations

(a)	Subject to the terms and conditions of a confidentiality agreement dated as of June 12, 2012 (the “Confidentiality Agreement”), which Confidentiality Agreement remains in full force and effect and is unaffected by this Agreement, prior to the Closing, the Purchaser shall be entitled to make or cause to be made such investigations of the Purchased Business, and the financial and legal condition thereof, as the Purchaser deems necessary or advisable, and the Vendor shall reasonably cooperate with such investigations. In furtherance of the foregoing, but not in limitation thereof, the Vendor has permitted and shall continue to permit the Purchaser and its agents and Representatives or cause them to be permitted to have access to those materials and data set forth by identifying information, on the index to the electronic data room hosted by Merrill Corporation’s Data Site on behalf of the Vendor and entitled “Project Endevor”, a copy of such index which is attached hereto as Schedule 8.1 (the “Data Room”). For purposes of this Agreement, the contents of the Data Room shall be the contents thereof as of the time that is forty-eight (48) hours prior to the date of this Agreement , and the Vendor shall deliver to the Purchaser a copy of all materials in the Data Room at such time. The Vendor shall permit the Purchaser and its Representatives or cause them to be permitted to have access to designated Employees (including executive officers), assets, properties, Contracts, commitments, books, records, bills of materials, financial and operating data and other data and information of the Vendor and its Affiliates, to the extent associated with the Purchased Business. Additionally, at the Purchaser’s request, the Vendor shall schedule and grant to the Purchaser and such of Purchaser’s Representatives as the Vendor may deem reasonable and appropriate plant access on a supervised basis (or on such other bases as the Vendor shall deem reasonable and appropriate in the circumstances).

(b)	All such access described herein shall be with prior notice to the Vendor and shall be conducted in a manner as to minimize disruption to the business activities of the Vendor, and the Vendor shall have the right to participate and attend in any on-site or in-person investigations or reviews.

(c)	The Data Room contains certain books and records of the Vendor, including without limitation, financial and operating data, projections, forecasts, business plans, strategic plans and other data relating to the Purchased Business; the Vendor makes no representations regarding any projections or forecasts, and, except as to specific representations provided for in this Agreement, the Vendor makes no representation as to the completeness of the materials comprising the Data Room.

(d)	The Purchaser shall not contact any of Vendor’s customers or suppliers directly outside the normal course of the Purchaser’s business without the Vendor’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.

8.2 Delivery of Books and Records at the Closing Time

At the Closing Time, the Vendor shall deliver to the Purchaser all the documents referred to in Section 8.1, including all books, records, books of account, lists of suppliers and customers of the Vendor and all other documents, files, records and other data, financial or otherwise relating to the Purchased Business and the Purchased Assets, which documents, books and records shall become the property of the Purchaser. The Purchaser agrees that the Vendor may retain a copy of all such data for use only in connection with the affairs of the Vendor relating to its tax, accounting or legal matters. Except as provided for in Section 8.5(a), the Purchaser shall have no obligation to retain such data or give the Vendor access to such data following the Closing Date and the Purchaser shall not be responsible or liable to the Vendor for or as a result of any loss or destruction of or damage to any such documents, books or records.

8.3 Non-Solicitation of Competing Transactions

Beginning on the date of this Agreement and continuing until the earlier of Closing or the termination of this Agreement in accordance with Section 9.1, neither the Vendor or any Affiliates of the Vendor nor any Representative of any of the foregoing, including investment bankers, attorneys and accountants, shall, (i) directly or indirectly, encourage, solicit, initiate or actively participate in discussions or negotiations with, or provide material information to, any Person or group (other than the Purchaser and its Affiliates or representatives) concerning any Acquisition Proposal, or (ii) enter into any agreement with respect to any Acquisition Proposal.

8.4 Employees

(a)	At least five (5) days prior to the Closing Date, the Purchaser shall make offers of employment (the “Employment Offers”) effective as of and conditional on the Closing Date to all Active Employees, other than those Employees listed on Schedule 8.4(a), and shall, effective as of the Effective Time, employ all such Active Employees who accept such Employment Offers, on terms and conditions substantially similar in the aggregate to the current terms and conditions of each such Active Employee’s employment having regard to job function and total compensation and benefits (in the aggregate), subject to Section 8.4(b) below. The Employment Offers and the Purchaser shall recognize the Employees’ seniority/years of service at the Purchased Business or employment with the Vendor as service with the Purchaser as if employed by the Purchaser throughout. The Vendor shall be solely responsible for redeploying or terminating the employment of all Employees who are not Active Employees, the Employees listed on Schedule 8.4(a) or Employees who have received but not accepted Employment Offers from the Purchaser. Furthermore, the Vendor will be responsible for any obligations and liabilities to all its Employees and former Employees for salary, wages, bonuses, benefits, overtime pay, vacation pay, severance pay, termination pay, notice of termination and any other form of remuneration or compensation owing or accruing to such Employees or former Employees up to and including the Closing Date, other than to the extent accrued on the Closing Balance Sheet for those Employees who accept an Employment Offer. The Vendor shall indemnify and hold harmless the Purchaser from all Claims (including, without limitation, Claims for severance notice of termination, breach of contract, constructive dismissal or damages) in connection therewith relating to: (i) any Employees who are not Active Employees and are not offered employment by the Purchaser; and (ii) Active Employees who do not accept the Purchaser’s Employment Offer or who do not commence employment with the Purchaser. This Section 8.4 shall survive and not merge on Closing.

(b)	The Employment Offers made to the Employees listed in Schedule 8.4(b) shall be made as specified in Section 8.4(a); provided, however, that such Employment Offers will not include the profit sharing component to which such Employees are entitled under their current employment arrangements with the Vendor. The Purchaser hereby agrees that, with respect to the first fiscal quarter following Closing, it will offer the Employees listed on Schedule 8.4(b) a bonus equal to what they would have received for such fiscal quarter if such profit sharing component of their compensation was in place (based on pro forma calculations made by the Purchaser in good faith). With respect to periods after the first fiscal quarter following Closing, the Purchaser shall offer such Employees a bonus based on the policies of the Purchaser.

8.5 Taxes

(a)	Tax Returns. The Purchaser and the Vendor agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets and the Purchased Business as is reasonably necessary for the filing of all Tax Returns and making of any election related to Taxes, the preparation for any audit by any Governmental Authority, and the prosecution or defence of any Claim relating to any Tax Return. The Purchaser and the Vendor shall cooperate with each other in the conduct of any audit or other proceeding related to Taxes involving the Purchased Business or the Purchased Assets and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 8.5. In addition, the Purchaser and the Vendor agree to maintain or arrange for the maintenance of all records necessary to comply with this Section 8.5 for a period of seven (7) years from the Closing Date (or such longer period as may be reasonably requested in writing by the Purchaser or the Vendor) and each Party agrees to afford the other reasonable access to such records during normal business hours.

(b)	GST Election. The Vendor and the Purchaser shall enter into an election under section 167 of the GST Legislation, as described in Section 3.4(b).

(c)	Tax Act Elections.

(i)	The Vendor and the Purchaser shall enter into an election under section 22 of the Tax Act as described in Section 3.4(c).

(ii)	The Vendor and the Purchaser shall enter into an election under paragraph 56.4(3)(b) of the Tax Act, as described in Section 3.4(d).

8.6 Covenants of the Vendor

Without limiting anything elsewhere herein contained, the Vendor covenants and agrees that the Vendor shall do the following:

(a)	Delivery of Closing Documents. At the Closing Time, the Vendor shall deliver to the Purchaser all necessary deeds, conveyances, bills of sale, assurances, transfers, assignments and consents, including the Required Consents, and any other documents necessary or reasonably required to effectively transfer the Purchased Assets to the Purchaser or its Affiliate with a good and marketable title, free and clear of Liens, subject only to Permitted Encumbrances.

(b)	Actual Possession. At the Closing Time, the Vendor shall deliver actual possession of the Purchased Assets to the Purchaser or its Affiliate.

(c)	Evidence of Vendor’s Resident Status. At the Closing Time, the Vendor shall furnish the Purchaser with evidence (including a statutory declaration of duly authorized officers of the Vendor) satisfactory to counsel for the Purchaser that the Vendor is not a non-resident of Canada within the meaning of the Tax Act.

(d)	Lessor’s Acknowledgement. At the Closing Time, the Vendor shall deliver to the Purchaser an acknowledgement from the lessors to the Real Property Leases that the same are in full force and effect and there is no outstanding breach thereof and the assignment thereof to the Purchaser is consented to and the Vendor shall transfer, assign and set over to the Purchaser, to the extent permissible by Applicable Law, all of the right, title, benefit and interest of the Vendor in, to and under such Real Property Leases.

(e)

Undertaking re Business Name. On the Closing Date, the Vendor shall (a) assign to the Purchaser all of its right, title and interest in and to the names “George Kelk” and “KELK” or any part thereof and (b) file documentation with the applicable Governmental Authority of the applicable jurisdictions necessary to change its legal name and, from and after the Closing, the Vendor shall not and shall not cause or permit any Affiliate (including, without limitation, Peter Kelk) to, use the name “Kelk” or any variation or simulation thereof in any business related or similar in any way to the Purchased Business. Prior to the Closing Date, the Vendor shall permit the Purchaser to use the name “Kelk” solely for the purpose of forming any entities that will be used to facilitate the purchase of the Purchased Business and shall consent to any registrations with any Governmental Authorities in connection therewith; provided, that in the event that this Agreement is terminated pursuant to Article 9, the Vendor shall forthwith after such date of termination file documentation with the applicable Governmental Authority of the applicable jurisdiction necessary to change any entities’ legal name that it had formed that contained the name “Kelk” to a name that excludes the name “Kelk”.

(f)	Arrangements re Cheques. At the Closing Time, the Vendor shall make arrangements, satisfactory to the Purchaser, to ensure that all cheques or other payments received by the Vendor following the Closing Time which relate to the Purchased Business or the Purchased Assets o shall be endorsed over without recourse and delivered to the Purchaser.

(g)	Conduct Business in Ordinary Course. Except as otherwise contemplated or permitted by this Agreement, the Vendor shall during the period from the date of this Agreement to the Closing Time: (i) conduct the Purchased Business in the ordinary and usual course consistent with past practice; (ii) use commercially reasonable efforts to obtain all authorizations, consents, waivers, approvals or other actions reasonably necessary to consummate the transactions contemplated hereby and to cause the other conditions to the Purchaser’s obligations to be satisfied; (iii) promptly inform the Purchaser in writing of any failure of the Vendor to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any Schedule; and (iv) use its commercially best efforts to preserve intact the Purchased Business and keep available to the Purchaser the services of the executives, personnel and agents of the Purchased Business and will use its best efforts to preserve for the Purchaser, the goodwill of suppliers, customers and others having business relations with the Purchased Business.

(h)	Prohibited Activities. Except as otherwise contemplated or permitted by this Agreement, the Vendor shall not during the period from the date of this Agreement to the Closing Time, without the Purchaser’s prior consent (not to be unreasonably withheld): (i) sell, pledge, dispose of, transfer, lease, sell and lease back or licence, any property, asset or interest of the Vendor outside of the ordinary course of business; (ii) except as otherwise required or contemplated by Applicable Law (including contractual commitments), outside the ordinary course of the Vendor’s business, pay any bonus, increased salary, severance or special remuneration to any officer, director, Employee or consultant whose compensation from the Vendor in the last preceding fiscal year exceeded Fifty Thousand Dollars ($50,000), except in amounts consistent with past practices, or amend or enter into any employment, severance or consulting Contract with any such Person; (iii) increase, terminate, amend or otherwise modify any Benefit Plan for the benefit of its Employees or establish any new pension, benefit or compensation plan for the benefit of its Employees; (iv) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person other than trade payables in the ordinary course of business or under existing credit lines or letter of credit; (v) adversely modify or amend or affirmatively terminate, or waive, release or assign any rights or Claims under, any Material Contract, except (x) as may be required by Applicable Law or by such Material Contract, (y) in the ordinary course of business or (z) any Material Contract that is an Excluded Asset; or enter into any Contract that, if existing on the date of this Agreement, would be a Material Contract or extend for a period longer than twelve (12) months; (vi) demolish or materially alter any real property that is the subject of the Real Property Leases; (vii) cancel, compromise or settle any material Claim, or waive or release any material rights of the Vendor; (viii) acquire (by merger, consolidation, formation of a joint venture, acquisition of stock or assets or other business combination) any corporation, partnership or other business organization or division thereof, all or substantially all of the assets of a business or business unit, or a collection of any material portion of the assets of any Person, or merge or consolidate with any Person; (ix) make any material change in any method of accounting or accounting practice policy, other than as required by Applicable Law or by a change in ASPE; (x) make, or commit to make, capital expenditures that, in the aggregate, exceed Twenty Thousand Dollars ($20,000), other than pursuant to Material Contracts in existence as of the date of this Agreement; (xi) take or fail to take any action that, individually or in the aggregate, could reasonably be expected to result in, a Material Adverse Effect or constitute a willful breach of any representation or warranty of the Vendor made herein; or (xii) authorize, agree or otherwise commit to take any of the actions prohibited by the foregoing clauses (i) through (xi).

(i)	Continue Insurance. The Vendor shall during the period from the date of this Agreement to the Closing Time, continue in force and effect, and renew, when necessary, all existing policies of insurance presently maintained by the Vendor in respect of the Purchased Business and give all notices and present all Claims under all such policies of insurance in due and timely fashion and promptly advise the Purchaser of any such Claims.

(j)	Perform Obligations. The Vendor shall during the period from the date of this Agreement to the Closing Time comply in all material respects with all Applicable Laws and other obligations affecting the operation of the Purchased Business.

(k)	Representation Evidence by the Vendor. The Vendor shall furnish the Purchaser at the Closing Time with a certificate made by a duly authorized officer of the Vendor that the representations and warranties of the Vendor, contained herein or in any agreement, certificate or any other document delivered or given pursuant hereto, are true and correct in all material respects, provided that the receipt of such certificate and the closing of the transaction of purchase and sale herein shall not act as a waiver of the covenants, representations and warranties of the Vendor contained herein or any agreement, certificate or any other document delivered or given pursuant hereto, which covenants, representations and warranties shall continue in full force and effect as provided for herein.

(l)	No Encumbrances. Except as provided in the Agreement, the Vendor shall transfer the Purchased Assets to the Purchaser at the Closing Time free and clear of all Liens.

(m)	Agreement Not to Compete or Solicit; Confidentiality.

	(i)	At the Closing Time, Peter Kelk agrees that he shall enter into a non-competition agreement in the form of the agreement attached hereto as Schedule 8.6(m) (the “Kelk Non-Compete”).

	(ii)	The Vendor agrees that it shall not, and it shall cause each of its Affiliates (which, solely for purposes of this Section 8.6(m), shall exclude Peter Kelk) not to, directly or indirectly, own, manage, operate or otherwise engage in any business (a “Competing Business”) that competes with the Purchased Business during the period commencing on the Closing Date and expiring on the fifth anniversary of the Closing Date (the “Restricted Period”); provided, however, that it shall not be a violation of this Section 8.6(m) for the Vendor or any of its Affiliates to (x) beneficially and passively own any stock (or other equity interest convertible into stock) of any corporation listed on a national securities exchange that invests in, manages or operates a Competing Business, in each case, provided that such stock (or stock obtained upon conversion of such other equity interests) represents less than five percent of the outstanding capital stock of such Person, (y) acquire (and thereafter continue to own) all or a majority of the stock or assets of any Person that derived less than five percent of its annual consolidated revenues from a Competing Business during the calendar year immediately preceding the consummation of such acquisition, or (z) consummate any of the transactions contemplated by this Agreement and comply with the terms of this Agreement.

	(iii)	During the Restricted Period, the Vendor agrees that it shall not, and it shall cause each of its Affiliates not to, directly or indirectly, solicit, influence, entice or encourage any current Employee of the Vendor who at such time is an Employee of the Purchaser, or any current customer of the Vendor who at such time is a customer of the Purchaser to cease or curtail his or her relationship therewith; provided, however, that the foregoing restrictions shall not apply to the placement of general advertisements or the use of general search firm services that are not targeted directly or indirectly toward Employees or customers of the Purchaser.

(iv)	Each of the Vendor, Endevor and Peter Kelk covenants never to disparage or speak ill of the Purchaser or the Purchased Business or any of their products, services, affiliates, subsidiaries, officers, directors, employees or shareholders, and will take reasonable steps to prevent and will not knowingly permit any of their respective Affiliate to, disparage or speak ill of such Persons (except as may be required to enforce its rights under this Agreement in an application to a court and directly related to such application).

(v)	Vendor acknowledges that it has had and may continue to have access to information, whether written or oral (including, without limitation, trade secrets, financial data (except to the extent the Vendor is required to disclose such financial data to a Governmental Authority for purposes of filing Tax returns), know how, customer lists, employee lists, marketing plans, business plans, methods, procedures, equipment, programs, projects in development, pricing and other strategies and information provided by third parties designated as confidential) (collectively, the “Confidential Information”), of the Purchased Business that would reasonably be considered confidential to the Purchaser. It is acknowledged and agreed that the Confidential Information constitutes proprietary rights of the Purchaser which the Purchaser is entitled to protect, that the protection and maintenance of the Confidential Information constitutes a legitimate interest to be protected by the Purchaser and that the use of any Confidential Information or disclosure of any Confidential Information to a Competing Business, or the general public, would be detrimental to the best interests of the Purchaser. The Vendor therefore covenants and agrees with the Purchaser that he will not, and cause its Affiliates not to, divulge or disclose, at any time until such information is disseminated to the public by the Purchaser or becomes public knowledge other than as a result of a breach of this Agreement, any Confidential Information to any Person, nor shall the Vendor or its Affiliates use or exploit, directly or indirectly, Confidential Information for any purpose. Upon request of the Purchaser, the Vendor will, and will cause its Affiliates to, immediately surrender to the Purchaser all Confidential Information then the Vendor’s or its Affiliates’ possession or control. Subject to the foregoing, the Vendor shall use best efforts to keep the Confidential Information in the strictest confidence. Notwithstanding the foregoing, the Vendor shall be entitled to disclose Confidential Information if required by law or pursuant to a subpoena or order issued by a court, arbitrator or governmental body, agency or official, provided that the Vendor shall: (A) promptly notify the Purchaser thereof; (B) if possible, consult with the Purchaser on the advisability of taking steps to resist or narrow such requirement; and (C) if disclosure is required or deemed advisable, if possible, cooperate with the Purchaser in any attempt to obtain an order or other assurance that such information will be accorded confidential treatment.

	(vi)	In the event that any covenant contained in this Section 8.6(m) should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by Applicable Law in any jurisdiction, then such adjudicating court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product, service and/or other limitations, as applicable, permitted by Applicable Law. The covenants contained in this Section 8.6(m) and each provision thereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

(n)	Financial Statements. The Vendor shall provide the Purchaser with the financial statements and related reports and consents that are required to be filed by the Purchaser’s U.S. public company Affiliate with the United Stated Securities and Exchange Commission in accordance with the requirements of Form 8-K and Regulation S-X under the Securities Act of 1933, as amended, with respect to the transaction contemplated by this Agreement, which shall include, at least, (i) audited financial statements and related notes for the fiscal year ended April 30, 2012, which shall be delivered to the Purchaser no later than fifty-five (55) days following the Closing; (ii) reviewed financial statements and related notes for the fiscal quarters ended January 31, 2012, April 30, 2012, July 31, 2012, and October 31, 2012 (including, in each case, reviewed financial statements and disclosures for the comparable period in the preceding fiscal year), which shall be delivered to the Purchaser within twenty (20) days of the Closing; and (iii) reviewed financial statements and the related notes (including reviewed financial statements and disclosures for the comparable period in the preceding fiscal year), for the nine months ended January 31, 2013, which shall be delivered to the Purchaser no later than fifty-five (55) days following the Closing. Such audit and reviews shall be conducted by the Vendor’s accounting firm, KPMG, and shall be performed in accordance with GAAP, and the reasonable fees of KPMG associated with performing such audit and reviews shall be borne equally by the Vendor and the Purchaser. Any fees of KPMG for any other purpose and any other third party fees in respect of such audit and reviews shall be the responsibility of the Vendor.

(o)	Taxes. The Vendor shall timely file all Tax Returns and pay all income Taxes relating to the Purchased Assets and the Purchased Business arising from or relating to any pre-Closing Tax period.

(p)	Consulting Agreement. At the Closing Time, Peter Kelk agrees that he shall enter into a consulting agreement in the form of the agreement attached hereto as Schedule 8.6(p) (the “Kelk Consulting Agreement”).

(q)	Payments Received by the Vendor. Any payments received by the Vendor following Closing from a customer or otherwise that are rightfully for the account of the Purchaser shall be received and held in trust by the Vendor for the Purchaser and immediately paid to the Purchaser.

(r)	Trademark Assignments. At Closing, the Vendor shall execute the Trademark Assignments and file the Trademark Assignments with the Canadian Intellectual Property Office.

(s)	Agreement of Peter Kelk. Peter Kelk hereby agrees to cause each of Endevor and the Vendor to perform their respective obligations under this Agreement.

8.7 Covenants of the Purchaser and Parent

Without limiting anything elsewhere herein contained, each of the Purchaser and the Parent covenants and agrees that the Purchaser and the Parent , as applicable, shall do the following:

(a)	Representation Evidence by the Purchaser and the Parent. Each of the Purchaser and the Parent shall furnish the Vendor at the Closing Time with a certificate made by a duly authorized officer of the Purchaser and the Parent that the representations and warranties of the Purchaser and the Parent contained herein are true and correct in all material respects, provided that the receipt of such certificate and the closing of the transaction of purchase and sale herein shall not act as a waiver of the covenants, representations and warranties of the Purchaser and the Parent contained herein, which covenants, representations and warranties shall continue in full force and effect as provided for herein.

(b)	Payment of Taxes. The Purchaser shall be liable for and shall pay all Taxes or other like charges properly payable upon and in connection with the conveyance and transfer of the Purchased Assets by the Vendor to the Purchaser save and except any income or corporation Taxes payable by the Vendor.

(c)	Assumption of Liabilities Agreement. The Vendor shall have received an assumption of liabilities agreement executed by the Purchaser in respect of the Obligations being assumed pursuant to Section 3.5 in a form and substance satisfactory to the Vendor and its counsel, acting reasonably.

8.8 Letters of Credit.

(a)	Letters of Credit for the Benefit of Customers. Any letters of credit issued by Kelk for the benefit of its customers, including the letters of credit listed in part (a) of Schedule 4.1(nn) (the “Kelk LCs”), shall remain in place following the Closing without being assigned to the Purchaser. At Closing, the Purchaser shall provide to The Royal Bank of Canada, the issuer of the Kelk LCs, one or more back-to-back letters of credit from its bank covering the amount of the Kelk LCs, which amount shall decrease as the Kelk LCs expire. To the extent any of the Kelk LCs are drawn upon, the Purchaser’s letter of credit shall be correspondingly drawn upon. The Parties shall deliver (or cause to be delivered) any documents required to effect the foregoing.

(b)	Letters of Credit for the Benefit of the Vendor. Any letters of credit issued by customers for the benefit of the Vendor, including the letters of credit listed in part (b) of Schedule 4.1(nn) (the “Customer LCs”), shall remain in place following the Closing without being assigned to the Purchaser. At Closing, the Vendor shall issue a direction to The Royal Bank of Canada to irrevocably assign the proceeds of each Customer LC to the Purchaser so that such proceeds are remitted directly to the Purchaser without any further action on the part of the Vendor. The Parties shall deliver (or cause to be delivered) any other documents required to effect the foregoing.

ARTICLE 9
TERMINATION

9.1 Termination

This Agreement may be terminated at any time prior to Closing as follows:

(a)	by mutual written consent of the Vendor and the Purchaser;

(b)	by (A) the Vendor, if the Purchaser or the Parent is in breach in any material respect any of its representations, warranties or obligations contained in this Agreement where the effect of such breach would be to cause the conditions to the obligation to consummate the Closing of the Vendor not to be capable of being satisfied or (B) the Purchaser, if the Vendor is in breach in any material respect any of its representations, warranties or obligations contained in this Agreement where the effect of such breach would be to cause the conditions to the obligation to consummate the Closing of the Purchaser not to be capable of being satisfied; provided, in each case, that prior to any such termination, the Party wishing to so terminate shall provide notice to the breaching Party specifying the breach and, if such breach is capable of cure within a period of ten (10) Business Days, giving to the breaching Party ten (10) Business Days to cure such breach, it being understood that in the event the breach is timely cured, the Party which wished to terminate this Agreement shall not have the right to terminate this Agreement; and

(c)	by either the Vendor or the Purchaser if the transactions contemplated by this Agreement have not been consummated by February 28, 2013; provided, however, that no Party may terminate this Agreement pursuant to this Section 9.1(c) if the Closing shall not have been consummated by such date by reason of the failure of such Party to perform, or to cause its Affiliates to perform, any of its or their respective covenants or agreements contained in this Agreement.

Any Party desiring to terminate this Agreement pursuant to this Section 9.1 shall give written notice of such termination to the other Parties.

9.2 Effect of Termination

If this Agreement is terminated pursuant to Section 9.1 hereof, all rights and obligations of the Vendor and the Purchaser hereunder shall terminate and no party hereto shall have any liability to any other party, except for obligations of the parties hereto in Sections 9.2, 14.1, 14.2 and 14.7 and the Confidentiality Agreement, all of which shall survive the termination of this Agreement, and except nothing herein will relieve any Party from liability for any breach of any representation, warranty, agreement or covenant contained herein prior to such termination. Notwithstanding any provision in this Article 9 or elsewhere in this Agreement to the contrary, the rights and remedies provided in this Article 9 shall be in addition to, and not exclusive of, any rights or remedies to which the Parties may be entitled under Applicable Law as a result of a termination of this Agreement.

ARTICLE 10
SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE
VENDOR, ENDEVOR, PETER KELK, PURCHASER, AND PARENT

10.1 Survival of Representations, Warranties and Covenants of the Vendor

The representations and warranties of the Vendor, Endevor and Peter Kelk contained in this Agreement or in any agreement, certificate or any other document delivered or given pursuant to this Agreement shall survive the completion of the transactions contemplated by this Agreement and, notwithstanding such completion or any investigation made by or on behalf of the Purchaser, shall continue in full force and effect for the benefit of the Purchaser for a period of eighteen (18) months from the Closing Date; provided, however, that (a) the representations and warranties in Sections 4.1(a) through 4.1(e) and Section 4.1(ss) shall survive until the expiration of the applicable statute of limitations period (after giving effect to all waivers and extension thereof), and (b) the representations and warranties in Section 4.1(j) shall survive indefinitely (the representations and warranties described in clauses (a) and (b) above are referred to herein, collectively, as the “Fundamental Representations”). All covenants of the Vendor, Endevor or Peter Kelk contained in this Agreement or in any agreement, certificate or any other document delivered or given pursuant to this Agreement which are to be performed after the Closing Date shall survive until the applicable statute of limitations (including any applicable extension thereof) therefore has expired with respect to any breach thereof or to the extent necessary to fulfill or satisfy the obligations with respect to such covenant or agreement in their entirety. The Vendor’s indemnification obligation in respect of Warranty Claims pursuant to Section 11.1(a)(i) shall survive until the expiration of the applicable warranties.

10.2 Survival of Representations, Warranties and Covenants of the Purchaser and the Parent

The representations and warranties of the Purchaser and the Parent contained in this Agreement or in any agreement, certificate or any other document delivered or given pursuant to this Agreement shall survive the completion of the transactions contemplated by this Agreement and, notwithstanding such completion or any investigation made by or on behalf of the Vendor, shall continue in full force and effect for the benefit of the Vendor for a period of eighteen (18) months from the Closing Date; provided, however, that (a) the representations and warranties in Sections 5.1(a) through 5.1(d) shall survive until the expiration of the applicable statute of limitations period (after giving effect to all waivers and extension thereof). All covenants of the Purchaser and the Parent contained in this Agreement or in any agreement, certificate or any other document delivered or given pursuant to this Agreement which are to be performed after the Closing Date shall survive until the applicable statute of limitations (including any applicable extension thereof) therefore has expired with respect to any breach thereof or to the extent necessary to fulfill or satisfy the obligations with respect to such covenant or agreement in their entirety.

ARTICLE 11
INDEMNIFICATION

11.1 Indemnity by Vendor in favour of Purchaser

(a)	Subject to subsection (b), each of the Vendor, Endevor and Peter Kelk hereby covenants and agrees, jointly and severally, to indemnify and save harmless the Purchaser and its Affiliates, agents, successors and assigns (collectively, the “Purchaser Indemnified Parties”) from and against all Claims relating to, or arising from or in connection with:

	(i)	other than with respect to the Obligations, the ownership and operation of the Purchased Business and the Purchased Assets for any period ending on or prior to the Closing Date, including (i) any Warranty Claims arising out of, based upon or relating to operation of the Purchased Business for the periods prior to the Closing Date, whether or not incurred prior to the Closing Date, and (ii) Claims relating to income Taxes for the period prior to the Closing Date;

	(ii)	the Excluded Assets;

	(iii)	the Purchaser’s decision not to hire Peter Kelk and the decision of any Active Employee not to accept an Employment Offer;

	(iv)	any breach of any covenant of the Vendor contained in this Agreement (including the Schedules hereto) or in any agreement, certificate or other document delivered or given pursuant to this Agreement; and

	(v)	any inaccuracy or breach of any representation or warranty of the Vendor contained in this Agreement (including the Schedules hereto) or in any agreement, certificate or other document delivered or given pursuant to this Agreement.

(b)	The following limitations shall apply to the indemnity obligations of the Vendor, Endevor and Peter Kelk set forth in Section 11.1(a):

	(i)	None of the Vendor, Endevor and Peter Kelk shall have any obligation to indemnify the Purchaser Indemnified Parties with respect to any matter pursuant to Section 11.1(a) hereof unless any Claim or demand by the Purchaser Indemnified Parties against the Vendors with respect thereto is given to the Vendor by the Purchaser Indemnified Parties within the applicable time period referred to in Section 10.1;

	(ii)	None of the Vendor, Endevor and Peter Kelk shall have any obligation to indemnify the Purchaser Indemnified Parties pursuant to Section 11.1(a)(v) (other than with respect to any inaccuracy or breach (i) of a Fundamental Representation or (ii) involving fraud, in which case neither the Basket nor the Cap shall apply) unless and until the aggregate value of all such Claims exceeds One Hundred Thousand Dollars ($100,000) (the “Basket”), after which the Purchaser Indemnified Parties shall be entitled to indemnification for all Claims (including the Claims whose value was included in reaching the Basket) up to an aggregate amount of Fifteen Million Dollars ($15,000,000) (the “Cap”); and

	(iii)	None of the Vendor, Endevor and Peter Kelk shall have any obligation to indemnify the Purchaser Indemnified Parties pursuant to Section 11.1(a)(i) with respect to any Warranty Claims unless, and only to the extent that, the aggregate value of such Warranty Claims exceeds One Hundred Thousand Dollars ($100,000) and only to the extent that such aggregate exceeds such amount.

11.2 Indemnity by Purchaser in favour of Vendor

(a)	Subject to subsection (b), each of the Purchaser and the Parent, jointly and severally, hereby covenants and agrees to indemnify and save harmless the Vendor and its Affiliates, agents, successors and assigns (collectively, the “Vendor Indemnified Parties”) from and against all Claims incurred by the Vendor Indemnified Parties directly or indirectly resulting from:

	(i)	the failure of the Purchaser or the Parent to satisfy, discharge, fulfill or perform any of the Obligations;

	(ii)	any breach of any covenant of the Purchaser or the Parent contained in this Agreement (including the Schedules hereto) or in any agreement, certificate or other document delivered or given pursuant to this Agreement; and

	(iii)	any inaccuracy or breach of any representation or warranty of the Purchaser or the Parent contained in this Agreement (including the Schedules hereto) or in any agreement, certificate or other document delivered or given pursuant to this Agreement.

(b)	The following limitations shall apply to the indemnity obligations of the Purchaser set forth in Section11.2(a):

	(i)	The Purchaser shall have no obligation to indemnify the Vendor Indemnified Parties with respect to any matter pursuant to Section 11.2(a) hereof unless any Claim or demand by the Vendor Indemnified Parties against the Purchaser with respect thereto is given to the Purchaser by the Vendor Indemnified Parties within the applicable time period referred to in Section 10.2; and

	(ii)	The Purchaser shall not have any obligation to indemnify the Vendor Indemnified Parties pursuant to Section 11.2(a)(iii) (other than with respect to any inaccuracy or breach involving fraud, in which case neither the Basket nor the Cap shall apply) unless and until the aggregate value of all such Claims exceeds the Basket, after which the Purchaser Indemnified Parties shall be entitled to indemnification for all Claims (including the Claims whose value was included in reaching the Basket) up to the Cap.

11.3 Indemnification Proceedings

(a)	Any party seeking indemnification under this Article (the “Indemnified Party”) shall forthwith notify the party against whom a Claim for indemnification is sought hereunder (the “Indemnifying Party”) in writing, which notice shall specify, in reasonable detail, the nature and estimated amount of the Claim. If a Claim by a third party is made against an Indemnified Party, and if the Indemnified Party intends to seek indemnity with respect thereto under this Article, the Indemnified Party shall promptly (and in any case within thirty (30) days of such Claim being made) notify the Indemnifying Party of such with reasonable particulars. The Indemnifying Party shall have thirty (30) days after receipt of such notice to undertake, conduct and control, through counsel reasonably acceptable to the Indemnified Party and at its expense, the settlement or defence thereof, and the Indemnified Party shall cooperate with it in connection therewith; except that with respect to settlements entered into by the Indemnifying Party (i) the consent of the Indemnified Party shall be required if the settlement provides for equitable relief against the Indemnified Party, which consent shall not be unreasonably withheld or delayed; and (ii) the Indemnifying Party shall obtain the release of the Indemnified Party; provided, however, that the Indemnifying Party shall not be entitled to assume control of such defence and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party if: (u) the parties agree, reasonably and in good faith, that such Claim would give rise to losses that are materially more than the amount indemnifiable by such Indemnifying Party pursuant to this Agreement; (v) the Claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (w) the Claim seeks an injunction against or equitable relief against the Indemnified Party; (x) the Indemnified Party has been advised in writing by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party; (y) the Indemnified Party reasonably believes an adverse determination with respect to such Claim would be materially detrimental to or injure the Indemnified Person or its reputation or future prospects; or (z) upon petition by the Indemnified Party, the appropriate arbitrator decides that the Indemnifying Party failed or is failing to vigorously prosecute or defend such Claim. If the Indemnifying Party undertakes, conducts and controls the settlement or defence of such Claim (A) the Indemnifying Party shall permit the Indemnified Party to participate in such settlement or defence through counsel chosen by the Indemnified Party, but the fees and expenses of such counsel shall be borne by the Indemnified Party unless (1) the Indemnifying Party shall have failed within the thirty (30) day period referenced above to assume the defence of such Claim, (2) the employment of such counsel has been specifically authorized in writing by the Indemnifying Party, or (3) the names parties to any such action include both such Indemnified Party and the Indemnifying Party and such Indemnified Party shall have been advised in writing by such counsel that there may be one or more legal defences available to the Indemnified Party which are not available to the Indemnifying Party, or available to the Indemnifying Party the assertion of which would be adverse to the interests of the Indemnified Party; and (B) the Indemnifying Party shall promptly reimburse the Indemnified Party for the full amount of any loss resulting from any Claim and all related expenses (other than the fees and expenses of counsel as aforesaid) incurred by the Indemnified Party. The Indemnified Party shall not pay or settle any Claim so long as the Indemnifying Party is reasonably contesting any such Claim in good faith on a timely basis. Notwithstanding the two immediately preceding sentences, the Indemnified Party shall have the right to pay or settle any such Claim, provided that in such event it shall waive any right to indemnity therefor by the Indemnifying Party.

(b)	With respect to third party Claims, if the Indemnifying Party does not notify the Indemnified Party within thirty (30) days after the receipt of the Indemnified Party’s notice of a Claim of indemnity hereunder that it elects to undertake the defence thereof, the Indemnified Party shall have the right, but not the obligation, to contest, settle or compromise the Claim in the exercise of its reasonable judgment at the expense of the Indemnifying Party.

(c)	In the event of any Claim by a third party against an Indemnified Party, the defence of which is being undertaken and controlled by the Indemnifying Party, the Indemnified Party will use all reasonable efforts to make available to the Indemnifying Party those Persons whose assistance, testimony or presence is necessary to assist the Indemnifying Party in evaluating and in defending any such Claims; provided that the Indemnifying Party shall be responsible for the expense associated with any Persons made available by the Indemnified Party to the Indemnifying Party hereunder, which expense shall be equal to an amount to be mutually agreed upon per person per hour or per day or each day or portion thereof that such Persons are assisting the Indemnifying Party and which expenses shall not exceed the actual cost to the Indemnified Party associated with such employees.

(d)	With respect to third party Claims, the Indemnified Party shall make available to the Indemnifying Party or its representatives on a timely basis all documents, records and other materials in the possession of the Indemnified Party, at the expense of the Indemnifying Party, reasonably required by the Indemnifying Party for its use in defending any Claim and shall otherwise cooperate on a timely basis with the Indemnifying Party in the defence of such Claim.

(e)	With respect to any re-assessment for Taxes or other liability enforceable by encumbrance against the property of the Indemnified Party, the Indemnifying Party’s right to so contest shall only apply after such payment of such re assessment or the provision of such security as is necessary to avoid an encumbrance being placed on the property of the Indemnified Party.

11.4 Limit on Prior Claims

No Party shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such Party or its Affiliate has been indemnified or reimbursed for such amount under any other provision of this Agreement (including for greater certainty any Working Capital Adjustment) or any document executed in connection with this Agreement or otherwise.

11.5 Insurance Proceeds

In the event any losses, liabilities or damages related to a Claim by an Indemnified Party are covered by insurance or would have been covered by insurance, the parties hereto each agree, in the event such Claim is actually covered by insurance, to use commercially reasonable efforts to seek recovery under such insurance. In the event such Claim is actually covered by insurance, such Indemnified Party shall not be entitled to recover from the Indemnifying Party with respect to such Claim to the extent the Indemnified Party actually recovers the insurance payment specified in the policy, net of any deductible or retention amount, and the Indemnified Party shall refund amounts received up to the amount of indemnification actually received, net of any deductible or retention amount or any costs of pursuing such insurance coverage. Notwithstanding the foregoing, an Indemnified Party shall not be required to first pursue proceeds from any insurance policy prior to seeking indemnity pursuant to this Agreement.

11.6 Bulk Sales and Retail Sales Tax Waiver

In respect of the purchase and sale of the Purchased Assets under this Agreement, the Purchaser shall not require the Vendor to comply, or to assist the Purchaser to comply, with the requirements of (a) the Bulk Sales Act (Ontario) or (b) section 6 of the Retail Sales Tax Act (Ontario) and any equivalent or corresponding provisions under any other applicable legislation. Notwithstanding the foregoing, the Vendor shall indemnify and save harmless the Purchaser Indemnified Parties from and against all Claims which may be made or brought against any of them, or which they may suffer or incur arising out of such non-compliance other than Claims relating to the Obligations.

11.7 Exclusion of Other Remedies

It is understood and agreed that after the Closing, the sole and exclusive remedy with respect to any breach of any representation, warranty, covenant or agreement hereunder shall be a Claim for damages (whether by Contract, in tort or otherwise, and whether in law, in equity or both) made pursuant to this Article 11; provided, that notwithstanding the foregoing, nothing in this Article 11 shall limit the right of any party (a) to pursue an action for or to seek remedies with respect to Claims for fraud; or (b) to seek specific performance or other equitable relief. It is further acknowledged and agreed that before the Closing, the parties hereto shall be entitled to the termination and other remedies set forth in Article 9 and indemnification under this Article 11 shall not apply.

ARTICLE 12
CLOSING

12.1 Closing Date and Transfer of Possession

Subject to compliance with the terms and conditions hereof, the transfer of possession of the Purchased Assets shall be deemed to take effect as at the Closing Date. Subject to the provisions hereof, during the Interim Period, the Purchased Assets shall be held and the Purchased Business shall be managed and operated by the Vendor in the ordinary and usual course of business. The Vendor shall be entitled to the income and profits, and shall be responsible for all losses, in connection with the Purchased Business during the Interim Period.

12.2 The Closing

The sale and purchase of the Purchased Business hereunder shall be completed at the Closing Time at the offices of:

Wildeboer Dellelce, LLP
Suite 800, Wildeboer Dellelce Place
365 Bay Street
Toronto, Ontario
M5H 2V1

or such other location as may be mutually agreed upon by the Parties hereto.

12.3 Tender

Any tender of documents or money hereunder may be made upon the Parties hereto or their respective counsel and money may be tendered by official bank draft drawn upon a Canadian or United States chartered bank or by negotiable cheques payable in Canadian funds and certified by a Canadian or United States chartered bank or trust company.

ARTICLE 13
RISK OF LOSS

13.1 Risk of Loss

From the date hereof up to the Closing Time, the Purchased Assets shall be and remain at the risk of the Vendor. If, prior to the Closing Time, all or any part of the Purchased Assets are destroyed or damaged by fire or any other casualty or shall be appropriated, expropriated or seized by any Governmental Authority or other lawful authority, the Purchaser shall have the option, exercisable by notice in writing given within twenty (20) Business Days of the Purchaser receiving notice in writing from the Vendor of such destruction, damage, expropriation or seizure:

(a)	to reduce the Purchase Price by an amount equal to the cost of repair, or, if destroyed or damaged beyond repair, by an amount equal to the replacement cost of the assets forming part of the Purchased Assets so damaged or destroyed and to complete the purchase;

(b)	to complete the purchase without reduction of the Purchase Price, in which event all proceeds of insurance or compensation for expropriation or seizure shall be payable to the Purchaser and all right and Claim of the Vendor to any such amounts not paid by the Closing Date shall be assigned to the Purchaser; or

(c)	of cancelling this Agreement and not completing the purchase, in which case all obligations of the Purchaser shall terminate forthwith upon the Purchaser giving notice as required herein.

ARTICLE 14
GENERAL

14.1 Public Notices

(a)	The parties hereto hereby agree that all notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and co-ordinated and no party hereto shall act unilaterally in this regard without the prior approval of the other, such approval not to be unreasonably withheld, unless such disclosure shall be required to meet timely disclosure obligations of any party under applicable securities laws and stock exchange rules in circumstances where prior consultation with the other parties is not practicable.

(b)	In the case of public disclosure requirements, the parties hereto agree that, to the extent practicable, any such disclosure will be made as a joint release. The form of the joint release shall be submitted for approval by both Parties within the earlier to occur of the date required by Applicable Law and five (5) Business Days. If a party hereto fails to respond within such time period, it shall be deemed to have approved the text of the joint release as provided to it. Notwithstanding the foregoing, in connection with the Purchaser’s public disclosure obligations required by Applicable Law, it shall, to the extent practicable, provide the Vendor will a draft of any release within the timeframe set forth above, but any such release shall not require the prior approval of the Vendor.

14.2 Expenses

All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

14.3 Time

Time shall be of the essence of this Agreement and of every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.

14.4 Notices

All payments and communications which may be or are required to be given by a party to another party herein, shall (in the absence of any specific provision to the contrary) be in writing and delivered or sent by prepaid registered mail or telecopier to the parties at their following respective addresses:

For:	George Kelk Corporation, Endevor Corporation and Peter Kelk
48 Lesmill Road
Toronto, Ontario
M3B 2T5

	Attention:	Peter Kelk
	Telephone:	(416) 445-5850
	Fax:	(416) 445-5972

With a copy to:

Wildeboer Dellelce, LLP
Suite 800, Wildeboer Dellelce Place
365 Bay Street
Toronto, Ontario
M5H 2V1

	Attention:	Robert Wortzman
	Telephone:	(416) 361-2930
	Fax:	(416) 361-1790

For:	Vishay Precision Group Canada ULC
c/o Vishay Precision Group Inc.
3 Great Valley Parkway, Suite 150
Malvern, Pennsylvania 19355

	Attention:	Roland Desilets
	Telephone:	(484) 321-5300
	Fax:	(484) 321-5301

For:	Vishay Precision Group, Inc.
3 Great Valley Parkway, Suite 150
Malvern, Pennsylvania 19355

	Attention:	Roland Desilets
	Telephone:	(484) 321-5300
	Fax:	(484) 321-5301

With a copy to:

Goodmans LLP
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, Ontario
M5H 2S7

	Attention:	Sheldon Freeman
	Telephone:	(416) 597-6256
	Fax:	(416) 979-1234

and if any such payment or communication is sent by prepaid registered mail, it shall, subject to the following sentence, be conclusively deemed to have been received on the third Business Day following the mailing thereof and, if delivered or telecopied, it shall be conclusively deemed to have been received at the time of delivery or transmission. Notwithstanding the foregoing provisions with respect to mailing, in the event that it may be reasonably anticipated that, due to any strike, lock-out or similar event involving an interruption in postal service, any payment or communication will not be received by the addressee by no later than the third Business Day following the mailing thereof, then the mailing of any such payment or communication as aforesaid shall not be an effective means of sending the same but rather any payment or communication must then be sent by an alternative means of transportation which it may reasonably be anticipated will cause the payment or communication to be received reasonably expeditiously by the addressee. Any party may from time to time change its address hereinbefore set forth by notice to the other parties in accordance with this section.

14.5 Severability

Any Article, Section, Subsection or other subdivision of this Agreement or any other provision of this Agreement which is, or becomes, illegal, invalid or unenforceable shall be severed from this Agreement and be ineffective to the extent of such illegality, invalidity or unenforceability and shall not affect or impair the remaining provisions hereof or thereof.

14.6 Amendments

This Agreement may only be amended, modified or supplemented by a written agreement signed by all of the Parties to this agreement.

14.7 Governing Law

This Agreement and the rights and obligations and relations of the Parties hereto shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein (but without giving effect to any conflict of laws rules). The Parties hereto agree that the Courts of Ontario shall have exclusive jurisdiction to entertain any action or other legal proceedings based on any provisions of this Agreement. Each party hereto does hereby attorn to the jurisdiction of the Courts of the Province of Ontario.

14.8 Assignment

Except for an assignment of this Agreement by the Purchaser to an affiliated company (which assignment shall be subject to the Purchaser remaining responsible for any obligation not performed by the assignee), neither this Agreement nor any rights or obligations hereunder shall be assignable by any party hereto without the prior written consent of each of the other parties, which consent may not be unreasonably withheld. Subject thereto, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any party hereto) and permitted assigns.

14.9 Entire Agreement

With respect to the subject matter of this Agreement, this Agreement (a) sets forth the entire agreement between the Parties and any persons who have in the past or who are now representing either of the Parties, (b) supersedes all prior understandings and communications between the Parties or either of them, oral or written, and (c) constitutes the entire agreement between the Parties. Each party hereto acknowledges and represents that this Agreement is entered into after full investigation and that no party is relying upon any statement or representation made by any other which is not embodied in this Agreement. Each party hereto acknowledges that it shall have no right to rely upon any amendment, promise, modification, statement or representation made or occurring subsequent to the execution of this Agreement unless the same is in writing and executed by each of the Parties.

14.10 Further Assurances

The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated hereby, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions whether before, at or after the Closing Time.

14.11 Counterparts

This Agreement may be executed in any number of counterparts and all such counterparts shall for all purposes constitute one agreement, binding on the Parties provided each party has executed at least one counterpart, and each shall be deemed to be an original, notwithstanding that each party is not signatory to the same counterpart.

14.12 Waiver

The failure of any party to enforce at any time any of the provisions of this Agreement or any of its rights in respect thereto or to insist upon strict adherence to any term of this Agreement will not be considered to be a waiver of such provision, right or term or in any way to affect the validity of this Agreement or deprive the applicable party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. The exercise by any party of any of its rights provided by this Agreement will not preclude or prejudice such party from exercising any other right it may have by reason of this Agreement or otherwise, irrespective of any previous action or proceeding taken by it hereunder. Any waiver by any party of the performance of any of the provisions of this Agreement will be effective only if in writing and signed by a duly authorized representative of such party.

14.13 Negotiation

This Agreement has been reviewed by counsel on behalf of each party and, notwithstanding any rule or maxim of construction to the contrary, any ambiguity or uncertainty will not be construed against any party by reason of the authorship of any of the provisions hereof.

14.14 Best Endeavours to Settle Disputes

In the event of any dispute, Claim, question or difference arising out of or relating to this Agreement or any breach hereof, the parties hereto shall consult and negotiate with each other, in good faith and understanding of their mutual interests, to reach a just and equitable solution satisfactory to all parties relating to such dispute, Claim, question or difference.

14.15 Arbitration

(a)	Except as is expressly provided in this Agreement, if the Parties do not reach a solution pursuant to Section 14.14 within a period of fifteen (15) Business Days, then upon written notice by any party to the others, the dispute, Claim, question or difference shall be submitted to and settled by arbitration and the decision of the arbitrator appointed as hereinafter provided to deal with such matter shall be final and binding upon the Parties, who covenant with one another that the dispute shall be so decided by arbitration alone and there shall be no recourse to any court by action of law except with respect to this Section 14.15. Where arbitration is called for under the terms hereof, the Parties agree to submit such matter to an arbitrator mutually agreed upon by the Parties within fifteen (15) days after notice of the matter has been given by the party or parties desiring arbitration (the “Initiator”) to the other (the “Other”) and, failing agreement, by a single arbitrator appointed by a judge of the Superior Court of Justice (Ontario) on the application of any such party with notice to the other parties.

(b)	The arbitrator should or will be qualified by education or experience to decide the matter in dispute and shall be arm’s length, and not a member of an audit or legal firm who advises any party.

(c)	The arbitration shall be conducted in accordance with the provisions of the Arbitrations Act (Ontario) and of any amendment thereto, or of any successor statute thereof, in force at the time of such dispute, difference or question. The decision of the arbitrator as the case may be, shall be final and binding upon the Parties.

(d)	The compensation and expenses of the single arbitrator shall be paid in equal proportions by the Parties unless otherwise determined by the arbitrator.

(e)	Notwithstanding the foregoing, the Parties hereby agree to the following:

(i) the arbitrator shall have no authority to award punitive damages and special, incidental, consequential or other indirect damages;

(ii) all proceedings shall take place in Toronto, Ontario; and

(iii) judgment on the award rendered by the arbitrator may be entered by any court having jurisdiction thereof and any party may have recourse to such court to enforce such judgment.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the Parties hereto have hereunto duly executed this Agreement as of the day and year first above written.

GEORGE KELK CORPORATION

Per:	/s/ Peter Kelk
Peter Kelk
President

ENDEVOR CORPORATION

Per:	/s/ Peter Kelk
Peter Kelk
President

/s/ Peter Kelk
Peter Kelk

VISHAY PRECISION GROUP CANADA ULC

Per:	/s/ William M. Clancy
William M. Clancy
President

VISHAY PRECISION GROUP, INC.

Per:	/s/ William M. Clancy
William M. Clancy
Chief Financial Officer

(Signature Page to Asset Purchase Agreement)